Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

VERAMARK TECHNOLOGIES, INC.

at

$1.18 Net Per Share

by

TEM HOLDINGS, INC.,

a wholly-owned subsidiary of

HUBSPOKE HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, AT THE END OF MONDAY, JULY 15, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2013 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Hubspoke Holdings, Inc., a Delaware corporation (“Hubspoke”), TEM Holdings, Inc., a Delaware corporation (“TEM Holdings”) and a wholly-owned subsidiary of Hubspoke, and Veramark Technologies, Inc., a Delaware corporation (“Veramark”). TEM Holdings is offering to purchase all of the shares of common stock, par value $0.10 per share (the “Shares”), of Veramark that are issued and outstanding at a price of $1.18 per Share, net to the seller in cash (the “Offer Price”), in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, TEM Holdings will merge with and into Veramark (the “Merger”), with Veramark continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Hubspoke. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares then owned by Hubspoke, TEM Holdings or Veramark (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries, which will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor and other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF VERAMARK UNANIMOUSLY RECOMMENDS THAT YOU

TENDER ALL OF YOUR SHARES INTO THE OFFER.

After due deliberation and consideration and upon consultation with its financial advisor and the unanimous recommendation of a special committee, comprised solely of independent directors who are not employees of Veramark and who have no financial interest in the Offer or the Merger that is different from that of the stockholders unaffiliated with Veramark, the board of directors of Veramark (the “Veramark Board”) has unanimously adopted resolutions: (i) determining that the Merger Agreement was superior to the transaction contemplated by that agreement and plan of merger, dated as of April 30, 2013, by and among Varsity Acquisition, LLC, a Delaware limited liability company (“Varsity”), All Big Ten Holdings, Inc., a Delaware corporation (“ABTH”) and a wholly-owned subsidiary of Varsity, and

Veramark (the “Varsity Merger Agreement”) and, therefore, that the Varsity Merger Agreement should be terminated and that the $500,000 termination fee should be paid to Varsity at the required time; (ii) approving, and ratifying the special committee’s approval of, the termination of the Varsity Merger Agreement; (iii) approving, and ratifying the special committee’s approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iv) determining that the terms of the Offer, the Merger and other transactions contemplated by the Merger Agreement are advisable, substantively and procedurally fair to and in the best interest of the holders of Shares; (v) recommending that the holders of Shares accept the Offer and tender their Shares to TEM Holdings pursuant to the Offer; and (vi) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law.

The Offer is not subject to any financing condition. The Offer is conditioned upon there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of Monday, July 15, 2013 (the “Expiration Time,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire) that number of Shares which, together with the Shares then beneficially owned by Hubspoke or TEM Holdings (if any), represent at least a majority of the Shares then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all options, warrants or other securities convertible or exchangeable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)), as well as other customary conditions. See Section 15 — “Conditions to the Offer.”

A summary of the principal terms of the Offer appears on pages i through x. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares into the Offer.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Veramark or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

AST Phoenix Advisors Partners

6201 15th Avenue

Brooklyn, NY 11219

Call toll-free (877) 478-5038

June 17, 2013

IMPORTANT

If you desire to tender all or any portion of your Shares to TEM Holdings pursuant to the Offer, you should, prior to the Expiration Time: (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the certificates representing your Shares and any other required documents, to American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Offer (the “Depositary”), (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer” or (iii) if applicable, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee in order to tender your Shares to TEM Holdings pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares to TEM Holdings pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

*****

AST Phoenix Advisors Partners, the information agent for the Offer, may be contacted at the address and telephone numbers set forth on the back cover of this Offer to Purchase for questions and/or requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

Securities Sought:	All of the shares of common stock, par value $0.10 per share (the “Shares”), of Veramark Technologies, Inc., a Delaware corporation (“Veramark”), that are issued and outstanding.

Price Offered Per Share:	$1.18 per Share, net to the seller in cash (the “Offer Price”), in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes.

Scheduled Expiration Time:	12:00 midnight, New York City time, at the end of Monday, July 15, 2013, unless the Offer (as defined below) is extended.

Offeror:	TEM Holdings, Inc., a Delaware corporation (“TEM Holdings”) and a wholly-owned subsidiary of Hubspoke Holdings, Inc., a Delaware corporation (“Hubspoke”).

Veramark Board Recommendation:	After due deliberation and consideration and upon consultation with its financial advisor and the unanimous recommendation of a special committee, comprised solely of independent directors who are not employees of Veramark and who have no financial interest in the Offer or the Merger that is different from that of the stockholders unaffiliated with Veramark, the board of directors of Veramark (the “Veramark Board”) has unanimously adopted resolutions: (i) determining that the Merger Agreement was superior to the transaction contemplated by that agreement and plan of merger, dated as of April 30, 2013, by and among Varsity Acquisition, LLC, a Delaware limited liability company (“Varsity”), All Big Ten Holdings, Inc., a Delaware corporation (“ABTH”) and a wholly-owned subsidiary of Varsity, and Veramark (the “Varsity Merger Agreement”) and, therefore, that the Varsity Merger Agreement should be terminated and that the $500,000 termination fee should be paid to Varsity at the required time; (ii) approving, and ratifying the special committee’s approval of, the termination of the Varsity Merger Agreement; (iii) approving, and ratifying the special committee’s approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iv) determining that the terms of the Offer, the Merger and other transactions contemplated by the Merger Agreement are advisable, substantively and procedurally fair to and in the best interest of the holders of Shares; (v) recommending that the holders of Shares accept the Offer and tender their Shares to TEM Holdings pursuant to the Offer; and (vi) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law.

The following are some questions that you, as a stockholder of Veramark, may have and answers to those questions. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to

i

which we refer to herein carefully and in their entirety. Questions or requests for assistance may be directed to AST Phoenix Advisors Partners, our information agent (the “Information Agent”), at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to TEM Holdings, a Delaware corporation.

Who is offering to buy my Shares?

We are a wholly-owned subsidiary of Hubspoke incorporated under the laws of the State of Delaware and were formed for the purpose of making the Offer and thereafter consummating the merger (the “Merger”) with and into Veramark, with Veramark continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Hubspoke. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. Hubspoke is a corporation incorporated under the laws of the State of Delaware. Hubspoke and TEM Holdings are affiliated with Clearlake Capital Partners II, L.P. (“Clearlake L.P.”). See the “Introduction” and Section 8 — “Certain Information Concerning TEM Holdings, Hubspoke and Clearlake L.P.”

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of June 11, 2013, by and among Hubspoke, Veramark and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Veramark, while allowing Veramark’s stockholders an opportunity to receive the Offer Price as promptly as practicable after our acceptance of such Shares by tendering their Shares into the Offer. If the Offer is consummated, we, Hubspoke and Veramark expect to consummate the Merger as promptly as practicable thereafter in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Veramark will become a wholly-owned subsidiary of Hubspoke. See Section 12 — “Purpose of the Offer; Plans for Veramark.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $1.18 per Share, net to the seller in cash, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

How does the Offer relate to the announced transaction between Veramark and Varsity?

On May 1, 2013, Veramark and Varsity announced that they had entered into the Varsity Merger Agreement pursuant to which Varsity would acquire Veramark through its wholly-owned subsidiary ABTH. Under the terms of the Varsity Merger Agreement, Veramark stockholders would have received $0.98 in cash for each Share.

On June 11, 2013, Veramark, Hubspoke and TEM Holdings entered into the Merger Agreement, the provisions of which, other than certain termination fee provisions, did not become effective until the termination of the Varsity Merger Agreement at the end of the business day on June 14, 2013. On June 11, 2013, Veramark notified Varsity and ABTH of Veramark’s intention to terminate the Varsity Merger Agreement effective on June 14, 2013. On June 14, 2013, the Varsity Merger Agreement was terminated and in connection with such termination, the balance of the Merger Agreement became effective and Veramark’s obligation to pay Varsity a $500,000 termination fee pursuant to the Varsity Merger Agreement was also triggered.

What does the Veramark Board recommend?

After due deliberation and consideration and upon consultation with its financial advisor and the unanimous recommendation of the Special Committee, the Veramark Board unanimously adopted resolutions: (i) determining that the Merger Agreement was superior to the Varsity Merger Agreement and, therefore, that the Varsity Merger Agreement should be terminated and that the $500,000 termination fee should be paid to Varsity at the required time; (ii) approving, and ratifying the Special Committee’s approval of, the termination of the Varsity Merger Agreement; (iii) approving, and ratifying the Special Committee’s approval of, the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iv) determining that the terms of the Offer, the Merger and other transactions are advisable, substantively and procedurally fair to and in the best interest of the holders of Shares; (v) recommending that the holders of Shares accept the Offer and tender their Shares to TEM Holdings pursuant to the Offer; and (vi) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law.

See the “Introduction” and Section 11 — “The Merger Agreement; Other Agreements” and Veramark’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the Securities Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Veramark’s stockholders in connection with the Offer.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered and not withdrawn prior to the Expiration Time (as defined below) that number of Shares which, together with the Shares then beneficially owned by Hubspoke or TEM Holdings (if any), represent at least a majority of the Shares then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all options, warrants or other securities convertible or exchangeable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)) (the “Minimum Condition”);

•

the representations and warranties of Veramark contained in the Merger Agreement being true and correct (i) as of the date of the Merger Agreement and (ii) at the Expiration Time, except (A) that representations and warranties given as of a specific date need be true only as of such date and (B) where the failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Veramark;

•

the covenants and agreements of Veramark contained in the Merger Agreement to be performed prior to the Expiration Time having been performed in all respects, except where the failure to so perform would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Veramark;

•

there not existing and being in effect (i) any general suspension of trading in securities on the Over-The-Counter Bulletin Board (“OTC Bulletin Board”) (other than a shortening of trading hours or any trading halt resulting for a specified increase or decrease in a market index), (ii) a banking moratorium or suspension of payments in respect of banks in the United States, or (iii) a war or armed hostilities involving the United States that is reasonably expected to have a material adverse effect on Veramark;

•

there not having been issued, by any United States or federal or state court of competent jurisdiction in connection with any legal proceeding instituted by any United States governmental entity with respect to the Offer, an order or ruling (that shall not have been vacated, withdrawn or overturned that, if violated, would have a material adverse effect on Hubspoke or Veramark): (i) restraining or prohibiting the consummation of the Offer or the Merger, (ii) prohibiting or imposing any material limitations on Hubspoke’s or our ownership or operation of Veramark’s business or assets, (iii) making the acceptance for payment of, or payment for, the Shares illegal or otherwise rending us unable to accept for payment or pay for Shares, or (iv) imposing material limitations on the ability of Hubspoke or us effectively to acquire or hold or to exercise full voting rights or other rights of ownership of the Shares;

•

there not having been enacted since the date of the Merger Agreement (and remains in effect) any United States federal or state law that prohibits the consummation of the Offer or the Merger, the violation of which would have a material adverse effect on Hubspoke or Veramark;

•

the Veramark Board withdraws or amends, in a manner materially adverse to Hubspoke, the Veramark Board Recommendation or accepts or recommends any Takeover Proposal (as defined in Section 11 — “The Merger Agreement; Other Agreements”); and

•	the Merger Agreement is validly terminated in accordance with its terms.

We expressly reserve the right from time to time to waive any of the conditions described in Section 15 — “Conditions to the Offer,” to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that we will not, unless otherwise provided by the Merger Agreement or as previously approved in writing by Veramark: (i) reduce the number of shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) impose additional conditions to the Offer or modify any of the conditions to the Offer in a manner adverse to any holder of Shares, (v) extend or otherwise change the Expiration Time in a manner other than as required or permitted by the Merger Agreement, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any holder of Shares.

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

What percentage of Shares do you or your affiliates currently own?

Neither we nor Hubspoke nor any of our respective affiliates currently own any Shares.

Do you have the financial resources to pay for all Shares?

Yes. The total amount of funds required by us to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $14.4 million, plus related fees and expenses. Hubspoke, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Hubspoke expects to fund such cash requirements from its available cash together with an equity contribution from Clearlake L.P. The Offer is not subject to any financing condition. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender into the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all Shares solely for cash;

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price); and

•

we, through Hubspoke, have sufficient funds available to us to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger in light of Hubspoke’s financial capacity in relation to the amount of consideration payable.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender into the Offer?

You will be able to tender your Shares into the Offer until 12:00 midnight, New York City time, at the end of Monday, July 15, 2013 (the “Expiration Time,” unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by us, will expire). Further, if you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by American Stock Transfer & Trust Company, LLC, our depositary for the Offer (the “Depositary”), within three OTC Bulletin Board trading days. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and, if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Time, but in no event will we be required to extend the Offer beyond the Outside Date (as defined below).

Pursuant to the Merger Agreement, we are required to extend the Offer:

•

On one or more occasions for additional periods of five business days each, but not beyond July 31, 2013 (the “Outside Date”), if on any then-scheduled Expiration Time any of the Offer conditions have not been satisfied or, in our sole discretion, waived (other than the Minimum Condition), until such time as such condition or conditions are satisfied or waived; and

•	for any period required by applicable law, any interpretation or position of the SEC or the staff thereof, or any applicable United States securities exchange on which the Shares are traded.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.”

How will I be notified if the time period during which I can tender my Shares into the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

If we elect to provide a subsequent offering period, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Time.

v

Will there be a subsequent offering period?

We may elect to provide a subsequent offering period of not more than 25 business days, during which time Veramark’s stockholders whose Shares have not been tendered prior to the Expiration Time (or whose Shares were tendered and later withdrawn prior to the Expiration Time) may tender, but not withdraw, their Shares and receive the Offer Price. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

What is the difference between an extension of the Offer and a subsequent offering period?

If the Offer is extended, no Shares will be accepted or paid for until following the Expiration Time (as so extended), and you will be able to withdraw your Shares until the Expiration Time.

A subsequent offering period, if one is provided, would occur after the time we accept for payment Shares tendered in the Offer (the “Acceptance Time”) and after we have become obligated to pay for all Shares that were validly tendered and not properly withdrawn prior to the Expiration Time. Shares that are validly tendered during a subsequent offering period will be accepted and paid for promptly after they are received and cannot be withdrawn. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

How do I tender my Shares into the Offer?

To tender your Shares into the Offer, you must deliver the certificates representing your Shares, together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary prior to the Expiration Time. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Time, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Time and must then receive the missing items within three OTC Bulletin Board trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered into the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

You may not withdraw Shares tendered during any subsequent offering period that we may elect to provide. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. You may not withdraw Shares tendered during any subsequent offering period that we may elect to provide. See Section 4 — “Withdrawal Rights.”

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

Following the consummation of the Offer, we, Hubspoke and Veramark expect to consummate the Merger as promptly as practicable thereafter. If the Merger takes place, no Shares will be publicly owned. If all of the conditions to the Offer are satisfied or waived (see Section 15 — “Conditions to the Offer”) and we purchase all tendered Shares, prior to the Merger becoming effective, there may then be so few remaining stockholders and publicly held Shares that such Shares will no longer be eligible to be traded on the OTC Bulletin Board or any other securities exchange and there may not be a public trading market for such Shares. See Section 13 — “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, Hubspoke and Veramark are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares into the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. This value may be more or less than, or the same as, the Offer Price. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

If I decide not to tender my Shares into the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer, we, Hubspoke and Veramark expect to consummate the Merger as promptly as practicable. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price), subject to any appraisal rights properly exercised by such stockholders in accordance with Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares into the Offer and not tendering your Shares into the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Merger.

Furthermore, following the consummation of the Offer until the Effective Time, there may then be so few remaining stockholders and publicly held Shares that such Shares will no longer be eligible to be traded on the OTC Bulletin Board or any other securities exchange and there may not be a public trading market for such Shares. See the “Introduction” and Section 13 — “Certain Effects of the Offer.”

There is no assurance that we will acquire enough Shares to exercise the Top-Up Option (as defined below) or that a subsequent offering period will result in our owning in excess of 90% of the outstanding Shares. As a result, we may not be able to effect the Merger under the “short-form” merger provisions of Section 253 of the DGCL. If we do not own at least 90% of the outstanding Shares, the Merger Agreement must be adopted by Veramark’s stockholders. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Veramark. See Section 11 — “The Merger Agreement; Other Agreements” and Section 12 — “Purpose of the Offer; Plans for Veramark — Purpose of the Offer.”

What is the market value of my Shares as of a recent date and the “premium” I am receiving?

The Offer Price of $1.18 per Share represents an approximate:

•	20.4% premium to the offer price per Share to be received by Veramark stockholders pursuant to the Varsity Merger Agreement;

•	21.3% premium to the closing price per Share reported on the OTC Bulletin Board on June 14, 2013, the last trading day before we announced the execution of the Merger Agreement and the Offer;

•

22.0% premium to the closing price per Share reported on the OTC Bulletin Board on May 17, 2013, the last closing price 30 days before the day we announced the execution of the Merger Agreement and the Offer; and

•

21.3% premium over the 52-week-high intraday price per Share reported on the OTC Bulletin Board for the period ended June 14, 2013, the last trading day before we announced the execution of the Merger Agreement and the Offer.

On June 14, 2013, the last trading day before we commenced the Offer, the closing price of Shares reported on the OTC Bulletin Board was $0.9725 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

Have any stockholders of Veramark already agreed to tender their Shares into the Offer or to otherwise support the Offer?

Yes. The directors and executive officers of Veramark and certain of their affiliated funds have entered into tender and support agreements with us and Hubspoke pursuant to which, among other things, those stockholders have agreed to tender their Shares in the Offer. Excluding options to purchase Shares that are exercisable within 60 days of June 13, 2013, the directors, executive officers and affiliated funds that are party to such tender and support agreements beneficially owned, in the aggregate, 464,405 Shares (or 4.3% of all outstanding Shares) as of June 13, 2013. Including options to purchase 293,500 Shares (which includes options to purchase 20,000 Shares with an exercise price greater than the Offer Price) that are exercisable within 60 days of June 13, 2013, such directors, executive officers and affiliated funds beneficially owned, in the aggregate, 757,905 Shares (or 6.8% of all outstanding Shares after giving effect to the exercise of such options) as of June 13, 2013. See Section 11 — “The Merger Agreement; Other Agreements.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to an amount equal to the number of Shares you tendered into the Offer multiplied by the Offer Price, net to you in cash, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes, as promptly as practicable after our acceptance of such Shares. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of: (i) (A) certificates for such Shares (or a book-entry confirmation relating to such Shares) and (B) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message relating thereto) and any other documents required by the Letter of Transmittal; or (ii) (A) a properly completed and duly executed Notice of Guaranteed Delivery relating to such Shares from an Eligible Institution (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares) prior to the Expiration Time, and (B) certificates for such Shares (or book entry confirmation relating to such Shares) and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message relating thereto) and any other documents required by the Letter of Transmittal, with three OTC Bulletin Board trading days after the date of execution of such Notice of Guaranteed Delivery; and (iii) in the case of clauses (i) or (ii) above, a final determination of the adequacy of the items received, as provided in Section 3 hereof, has been made when necessary by TEM Holdings. See Section 1 — “Terms of the Offer,” Section 2 — “Acceptance for Payment and Payment for Shares” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

What is the Top-Up Option and when could it be exercised?

Subject to the satisfaction of the Minimum Condition, Veramark has granted to us an option (the “Top-Up Option”) to purchase from Veramark the number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Hubspoke and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the total number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); provided that (i) the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued or held in treasury of Veramark at the time of the exercise of the Top-Up Option; (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Option Shares has not been prohibited by any law or order, and (iii) the issuance of the Top-Up Option Shares does not require approval of Veramark’s stockholders under applicable law (including the rules and regulations of any applicable United States securities exchange on which the Shares are traded). The Top-Up Option may be exercised only once in whole but not in part, at any time until the later of 30 days following the date on which we pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time pursuant to the Offer, or 15 days following the conclusion of any subsequent offering periods, in our sole discretion. The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for Veramark.”

What will happen to my stock options in the Offer?

The Offer is being made for all outstanding Shares, and not for options to purchase Shares granted pursuant to any of Veramark’s equity incentive plans (each such option, a “Veramark Option”). Veramark Options may not be tendered into the Offer. If you wish to tender Shares underlying Veramark Options, you must first exercise your Veramark Options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

At the Effective Time, each Veramark Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will be, by virtue of the Merger and without any action on the part of Hubspoke, us, Veramark, the holder of that Veramark Option or any other person, cancelled and converted into the right to receive from Hubspoke and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to such Veramark Option, multiplied by (ii) the excess, if any, of the Offer Price over the per share exercise price under such Veramark Option, less any taxes required to be withheld. In the event that the per share exercise price under such Veramark Option is equal to or greater than the Offer Price, such Veramark Option shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

At the Effective Time, each restricted stock unit award and other right, contingent or accrued, to acquire or receive Shares or benefits measured by the value of such Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under any Veramark stock plan, other than Veramark Options (each, a “Veramark Stock Award”) immediately prior to the Effective Time, whether or not then vested or exercisable, will be, by virtue of the Merger and without any action on the part of Hubspoke, us, Veramark, the holder of that Veramark Stock Award or any other person, cancelled and converted into the right to receive from Hubspoke and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares in respect of such Veramark Stock Award multiplied by (ii) the Offer Price, in each case, subject to adjustment for stock splits, stock dividends and similar events, without any interest, less any taxes required to be withheld.

See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Veramark Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor, such gain or loss will be a capital gain or loss and will be treated as a long–term capital gain or loss if you have held the Shares for more than one year at the time of the exchange. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws or tax treaties).

To whom should I talk if I have additional questions about the Offer?

You may call AST Phoenix Advisors Partners, the Information Agent, toll-free at (877) 478-5038.

x

To the Holders of Shares of Common Stock of Veramark Technologies, Inc.:

INTRODUCTION

The Offer is being made pursuant to the Merger Agreement by and among Hubspoke, Veramark and us. We are offering to purchase all of the issued and outstanding Shares at the Offer Price, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.

The Offer and the withdrawal rights will expire at the Expiration Time, unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, we will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of the Depositary, the Information Agent and a bank or trust company reasonably acceptable to Veramark to make payment of the consideration payable in the Merger (the “Paying Agent”) incurred in connection with the Offer. See Section 18 — “Fees and Expenses.”

Subject to the provisions of the Merger Agreement, as soon as practicable following the consummation of the Offer, we, Hubspoke and Veramark will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger or a certificate of ownership and merger, as applicable (in either case, the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger or at such later time as Hubspoke and Veramark agree in writing and specify in the Certificate of Merger, at which time Veramark will become the Surviving Corporation and a wholly-owned subsidiary of Hubspoke. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) will be converted into the right to receive the Offer Price, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes, except for Shares then owned by Hubspoke, Veramark or any of their respective wholly-owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

Section 11 — “The Merger Agreement; Other Agreements” more fully describes the Merger Agreement. Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Material United States Federal Income Tax Consequences.”

After due deliberation and consideration and upon consultation with its financial advisor and the unanimous recommendation of the Special Committee the Veramark Board unanimously adopted resolutions (i) determining that the Merger Agreement was superior to the Varsity Merger Agreement and, therefore, that the Varsity Merger Agreement should be terminated and that the $500,000 termination fee should be paid to Varsity at the required time; (ii) approving, and ratifying the Special Committee’s approval of, the termination of the Varsity Merger Agreement; (iii) approving, and ratifying the Special Committee’s approval of, the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (iv) determining that the terms of the Offer, the Merger and other transactions are advisable, substantively and procedurally fair to and in the best interest of the holders of Shares; (v) recommending that the holders of Shares accept the Offer and tender their Shares to TEM Holdings pursuant to the Offer; and (vi) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law.

A more complete description of the Veramark Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Veramark’s stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

The Offer is not subject to any financing condition.

The Offer is conditioned upon the Minimum Condition, as well as other customary conditions. See Section 15 — “Conditions to the Offer.”

According to Veramark, as of June 13, 2013, there were (a) 10,845,111 issued and outstanding Shares, and (b) outstanding Veramark Options to purchase 1,347,208 Shares, of which options to purchase 41,000 Shares have an exercise price greater than the Offer Price. Assuming that all Shares described in (b) in the preceding sentence are issued and that no other Shares were or are issued after June 13, 2013, there would be 12,192,319 Shares outstanding and the Minimum Condition would be satisfied if at least 6,096,160 Shares are validly tendered and not withdrawn prior to the Expiration Time.

Concurrently with the termination of the Varsity Merger Agreement, Hubspoke and TEM Holdings entered into the Tender and Support Agreements, each dated as of June 15, 2013 (the “Tender and Support Agreements”) with each of Veramark’s directors and Ronald C. Lundy, Senior Vice President of Finance and Chief Financial Officer of Veramark (collectively, the “Supporting Stockholders”). Excluding options to purchase Shares that are exercisable within 60 days of June 13, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 464,405 Shares (or 4.3% of all outstanding Shares) as of June 13, 2013. Including options to purchase 293,500 Shares (which includes options to purchase 20,000 Shares with an exercise price greater than the Offer Price) that are exercisable within 60 days of June 13, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 757,905 Shares (or 6.8% of all outstanding Shares after giving effect to the exercise of such options) as of June 13, 2013. See Section 11 — “The Merger Agreement; Other Agreements.”

If the Minimum Condition is satisfied and we accept for payment and pay for the Shares tendered into the Offer, Hubspoke will be entitled to elect or designate a number of directors, rounded up to the next whole number, to the Veramark Board that is equal to the product of (a) the total number of directors on the Veramark Board (after giving effect to the directors elected or designated by Hubspoke) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Hubspoke, us and any of our affiliates bears to the total number of Shares then outstanding, and Veramark will use commercially reasonable efforts to cause Hubspoke’s designees to be elected or appointed to the Veramark Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. Notwithstanding the foregoing, and irrespective of the foregoing, there will remain on the Veramark Board prior to the Effective Time at least one (1) director of Veramark then in office who was not designated by Hubspoke (the “Independent Director”). At such time, Veramark will also cause individuals designated by Hubspoke to constitute the number of members, rounded up to the next whole number, on each committee of the Veramark Board in the same proportion as contemplated by the first sentence of this paragraph. Following the election or appointment of Hubspoke’s designees and until the Effective Time, the approval of the Independent Director will be required to authorize (and such authorization will constitute the authorization of the Veramark Board and no other action on the part of Veramark, including any action by any other director of Veramark, will be required to authorize) (i) any termination of the Merger Agreement by Veramark, (ii) any amendment of the Merger Agreement requiring action by the Veramark Board, (iii) any extension of time for performance of any obligation or action under the Merger Agreement by Hubspoke or us, and (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger for the benefit of Veramark.

As promptly as practicable after the Acceptance Time, we, Hubspoke and Veramark expect to consummate the Merger in accordance with the DGCL. At the Effective Time, our directors immediately prior to the Effective Time will be the only directors of the Surviving Corporation.

The Merger is subject, to the extent required by applicable law, to the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then-outstanding Shares; however, if the Minimum Condition is satisfied, we will have sufficient Shares to adopt the Merger Agreement without action by any other stockholders. This Offer to Purchase does not constitute a solicitation of proxies, and we are not soliciting proxies at this time.

If we acquire at least 90% of the then-outstanding Shares, including pursuant to the Top-Up Option, if applicable, we will effect the Merger under the “short-form” merger provisions of Section 253 of the DGCL without any vote of stockholders. If we and our affiliates do not own, by virtue of the Offer or otherwise, 90% or more of the issued and outstanding Shares, we will elect to approve the Merger under the “long-form” merger provision of Section 251 of the DGCL, which requires that the Merger Agreement be adopted by Veramark’s stockholders. In that case, adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Veramark. Hubspoke has agreed to vote, or cause to be voted, all Shares held by it and its subsidiaries in favor of the adoption of the Merger Agreement. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Actions in Connection with Long-Form Merger” and Section 17 — “Certain Legal Matters; Regulatory Approvals — “Short-Form” Merger.”

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares into the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. This value may be more or less than, or equal to, the Offer Price. See Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.    Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time as permitted under Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the Minimum Condition, as well as other customary conditions. See Section 15 — “Conditions to the Offer.”

We expressly reserve the right from time to time to waive any of the conditions described in Section 15 — “Conditions to the Offer,” to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that we will not, unless otherwise provided by the Merger Agreement or as previously approved in writing by Veramark: (i) reduce the number of shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Condition, (iv) impose additional conditions to the Offer or modify any of the conditions to the Offer in a manner adverse to any holder of Shares, (v) extend or otherwise change the Expiration Time in a manner other than as required or permitted by the Merger Agreement, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any holder of Shares.

Pursuant to the Merger Agreement and in accordance with Rule 14d-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may elect to provide a subsequent offering period (and one or more extensions thereof) following the Expiration Time. If we elect to provide a subsequent offering period, it will be an additional period of time, following the Expiration Time, during which stockholders may tender any Shares not previously tendered into the Offer prior to the Expiration Time (or Shares previously tendered and later withdrawn prior to the Expiration Time) and not withdrawn. If we elect to provide a subsequent offering period, (i) it will remain open for such period or periods as we will specify of no more than 25 business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered during such period may not be withdrawn pursuant to Rule 14d-7(a)(2) under the Exchange Act, (iii) we will immediately accept and promptly pay for Shares as they are tendered, and (iv) the price per Share will be the same as the Offer Price. For purposes of the Offer as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Merger Agreement separately provides that we are required to extend the Offer on one or more occasions for additional periods of five business days each, but not beyond the Outside Date, if on any then-scheduled Expiration Time any of the Offer conditions have not been satisfied or, in our sole discretion, waived (other than the Minimum Condition), until such time as such condition or conditions are satisfied or waived; and for any period required by applicable law, any interpretation or position of the SEC or the staff thereof, or any applicable United States securities exchange on which the Shares are traded.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the Acceptance Time or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and the applicable law, if, prior to the Expiration Time, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, prior to the Expiration Time, we increase the consideration being paid for Shares, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Veramark has provided us with Veramark’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Veramark’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.    Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will as promptly as practicable after our acceptance of Shares pursuant to the Offer pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•

the certificates for such Shares (“Share Certificates”), or book-entry confirmation relating to such Shares (a “Book-Entry Confirmation”), into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”;

•

a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message relating thereto in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Veramark.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), in each case, promptly following the expiration or termination of the Offer.

We reserve the right to transfer or assign in whole or in part from time to time to Hubspoke or one or more direct or indirect wholly-owned subsidiaries of Hubspoke the right to purchase all or any Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice your rights to receive payment for Shares validly tendered and not withdrawn pursuant to the Offer.

3.    Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Veramark stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•

for Shares held as physical certificates, the certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time (unless the tender is made during a subsequent offering period, if one is provided, in which case the certificates representing Shares, the Letter of Transmittal and other documents must be received before the expiration of such subsequent offering period);

•

for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or an Agent’s Message relating thereto in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Time (unless the tender is made during a subsequent offering period, if one is provided, in which case the Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and other documents must be received before the expiration of such subsequent offering period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Time.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message and any other required documents (for example, in certain circumstances, a completed Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, the “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Time by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Veramark.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Veramark’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Veramark’s stockholders.

Veramark Options and Veramark Stock Awards. The Offer is made only for outstanding Shares and is not made for any Veramark Options or Veramark Stock Awards. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Veramark Equity Awards” for a description of the treatment of the Veramark Options and Veramark Stock Awards.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting by the Depositary (as the payor) to the applicable tax authorities. Information disclosed on an IRS Form W-8 by non-United States Holders (as defined below) to the Internal Revenue Service (“IRS”) by the Depositary may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (as the payor) may be required to withhold and pay over to the United States IRS a portion (currently, 28%) of the amount of any payments made by us to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Offer Price purchased pursuant to the Offer, each United States Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non–United States Holder (as defined in Section 5 — “Material United States Federal Income Tax Consequences”) must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non–United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 9 of the Letter of Transmittal. Each holder of Shares who is neither a United States Holder nor a non-United States Holder (e.g., a partnership), should consult their own tax advisors as to the appropriate forms to be delivered to the Depositary to avoid backup withholding.

4.     Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after August 16, 2013, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares.”

No withdrawal rights will apply to Shares tendered in any subsequent offering period that we elect to provide (as described in more detail in Section 1 — “Terms of the Offer”) or to Shares previously tendered into the Offer and accepted for payment.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.    Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax–exempt organization;

•	a retirement plan or other tax–deferred account;

•	a partnership, an S corporation or other pass–through or disregarded entity (or an investor in a partnership, S corporation or other pass–through or disregarded entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark–to–market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation for services;

•	a person who purchases or sells Shares as part of a “wash sale” for tax purposes or to or from a related person;

•	a person who owns or owned more than 5% of the outstanding stock of Veramark;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction; or

•	a United States expatriate, certain former citizens or long-term residents of the United States.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer or the Merger, or transactions pertaining to options that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Offer or the Merger.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partnerships and partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger (or pursuant to the exercise of appraisal rights).

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) in light of your own particular circumstances, including federal estate, gift and other non–income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for United States federal income tax purposes. In general, a

United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger (or pursuant to the exercise of appraisal rights) will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, that are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income), and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the date of sale (or, if applicable, the date of the Merger). Long-term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the applicable United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” In the event backup withholding is applied to a United States Holder, such United States Holder should contact such holder’s own tax advisors to determine if the holder is able to obtain a tax benefit or credit with respect to the amount withheld.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. For the purposes of this discussion, the term “non-United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Subject to the discussion on “Backup Withholding Tax” below, payments made to a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless, generally, the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

In the event backup withholding is applied to a non-United States Holder, such non-United States Holder should contact such holder’s own tax advisors to determine if the holder is able to obtain a tax benefit or credit with respect to the amount withheld.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) under any federal, state, local, non-United States or other tax laws.

6.    Price Range of Shares; Dividends.

The Shares are listed on the OTC Bulletin Board under the symbol “VERA.” The Shares have been listed on the OTC Bulletin Board since June 6, 2002.

The following table sets forth, for the calendar quarters indicated, the high and low closing prices per Share on the OTC Bulletin Board as reported on the OTC Bulletin Board:

	High	Low
Year Ending December 31, 2013:
First Quarter	$0.79	$0.45
Second Quarter (through June 14, 2013)	0.97	0.68
Year Ended December 31, 2012:
First Quarter	$0.55	$0.35
Second Quarter	0.60	0.40
Third Quarter	0.60	0.36
Fourth Quarter	0.65	0.40
Year Ended December 31, 2011:
First Quarter	$0.95	$0.62
Second Quarter	0.98	0.60
Third Quarter	0.70	0.41
Fourth Quarter	0.56	0.37

According to Veramark, as of June 13, 2013, there were (a) 10,845,111 issued and outstanding Shares, and (b) outstanding Veramark Options to purchase 1,347,208 Shares.

The Offer Price of $1.18 per Share represents an approximate:

•	20.4% premium to the offer price per Share to be received by Veramark stockholders pursuant to the Varsity Merger Agreement;

•	21.3% premium to the closing price per Share reported on the OTC Bulletin Board on June 14, 2013, the last trading day before we announced the execution of the Merger Agreement and the Offer;

•

22.0% premium to the closing price per Share reported on the OTC Bulletin Board on May 17, 2013, the last closing price 30 days before the day we announced the execution of the Merger Agreement and the Offer; and

•

21.3% premium over the 52-week-high intraday price per Share reported on the OTC Bulletin Board for the period ended June 14, 2013, the last trading day before we announced the execution of the Merger Agreement and the Offer.

On June 14, 2013, the last trading day before we commenced the Offer, the closing price of Shares reported on the OTC Bulletin Board was $0.9725 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Veramark has not declared or paid cash dividends with respect to the Shares since 1996. Under the terms of the Merger Agreement, Veramark is not permitted to declare or pay any dividend in respect of the Shares without Hubspoke’s prior written consent. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Veramark.”

7.    Certain Information Concerning Veramark.

Except as otherwise set forth in this Offer to Purchase, the information concerning Veramark contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of us, Hubspoke and the Information Agent take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Veramark to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us, Hubspoke and the Information Agent.

General. Veramark was originally incorporated in New York under the name “MOSCOM Corporation” in 1983 and reincorporated in Delaware in 1984. The name was changed to “Veramark Technologies, Inc.” in 1998. The principal executive offices of Veramark are located at 1565 Jefferson Road, Suite 120, Rochester, New York 14623 and the telephone number is (585) 381-6000.

As described in Veramark’s Annual Report on Form 10-K for the period ended December 31, 2012, Veramark is a global provider of innovative cost management solutions that help enterprises reduce operational expenses associated with their mobile and fixed communications networks and ensure that these networks are used appropriately. Veramark solutions for Telecom Expense Management (TEM), which include wireline and wireless call accounting solutions, help organizations drive down costs by addressing unused services, identifying billing errors, and optimizing programs for mobile, voice and data communications. Veramark solutions enable enterprises to spend less for the telecom services they need to support their business.

Available Information. Veramark files annual, quarterly and current reports, proxy statements and other information with the SEC. Veramark’s SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document Veramark files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Veramark maintains a website at www.veramark.com. These website addresses are not intended to function as hyperlinks, and the information contained on Veramark’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8.    Certain Information Concerning TEM Holdings. Hubspoke and Clearlake L.P.

TEM Holdings. We are a Delaware corporation and a wholly-owned subsidiary of Hubspoke and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Veramark, with Veramark continuing as the Surviving Corporation. Our principal executive offices are located at 379 Thornall Street, 10th Floor, Edison, New Jersey 08837. Our business telephone number is (732) 692-6200.

Hubspoke. Hubspoke is a Delaware corporation. The business address of Hubspoke is 379 Thornall Street, 10th Floor, Edison, New Jersey 08837. The business telephone number for Hubspoke is (732) 692-6200.

Clearlake L.P. Clearlake L.P. is a Delaware limited partnership and was founded in 2009, and is an affiliate of Clearlake Capital Group, L.P., a Delaware limited partnership (“Clearlake Capital”), which was founded in 2006, and currently manages over $1.4 billion of equity capital. Clearlake Capital’s founding principals have led over 50 investments totaling more than $3.0 billion of capital in sectors including energy and power, business services, communication, consumer products/retail, defense and public safety, healthcare, industrials, media and technology. Clearlake Capital focuses on complex private equity and special situation transactions, centered around its industry focus areas. Clearlake Capital’s team of investment professionals consists of a unique blend of sector and product specialists, as well as extensive transaction, operations and strategic expertise, which enables Clearlake Capital to execute complicated transactions and provide strategic guidance and execution support to the management teams of its portfolio companies. Clearlake L.P.’s principal executive offices are located at 233 Wilshire Blvd., Suite 800, Santa Monica, CA 90401. The business telephone number for Clearlake L.P. is (310) 400-8800.

Additional Information. Certain information concerning the directors and executive officers of Hubspoke is set forth in Annex A to this Offer to Purchase, certain information concerning our directors and executive officers is set forth in Annex B to this Offer to Purchase and certain information concerning the general partner of Clearlake L.P. is set forth in Annex C to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Veramark”, Section 11 — “The Merger Agreement; Other Agreements”, Annex A, Annex B and Annex C): (i) neither we nor Hubspoke nor, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons or entities listed in Annex A, Annex B or Annex C, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Veramark, (ii) neither we nor Hubspoke nor, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons or entities referred to in clause (i) has effected any transaction in the Shares or any other equity securities of Veramark during the 60-day period preceding the date of this Offer to Purchase, (iii) neither we nor Hubspoke nor, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons listed on Annex A, Annex B or Annex C, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Veramark, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us and Hubspoke, its subsidiaries or, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons listed in Annex A, Annex B and Annex C, on the one hand, and Veramark or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, Hubspoke, our or its subsidiaries or, to our knowledge or the knowledge of Hubspoke after reasonable inquiry, any of the persons listed in Annex A, Annex B and Annex C, on the one hand, and Veramark or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, Hubspoke or any of our or its respective executive officers, directors or affiliates, on the one hand, and Veramark or any of its executive officers, directors or affiliates, on the other hand, and (vii) during the past five years, neither we nor Hubspoke has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and Hubspoke have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Hubspoke with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. This website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.    Source and Amount of Funds.

The total amount of funds required by us to consummate the Offer and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $14.4 million, plus related fees and expenses. Hubspoke, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Hubspoke expects to fund such cash requirements from its available cash together with an equity contribution from Clearlake L.P. The Offer is not subject to any financing condition.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because (i) the consummation of the Offer is not subject to any financing condition, (ii) the Offer is being made for all Shares solely for cash, (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price) and (iv) we, through Hubspoke, have sufficient funds available to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger in light of Hubspoke’s financial capacity in relation to the amount of consideration payable.

10.    Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Veramark.

Clearlake L.P., as the financial sponsor of Hubspoke, regularly evaluates the business and plans and considers a variety of transactions to enhance the business of Hubspoke and its subsidiaries, which include Mformation Software Technologies LLC. Clearlake L.P. has considered a number of alternatives for developing the Hubspoke business, including partnerships and acquisitions of other companies and businesses.

On May 7, 2013, after Veramark publicly announced that it had entered into the Varsity Merger Agreement, a vice president from Clearlake Capital contacted a representative from AGC Partners to inquire about Veramark and the go-shop process pursuant to the Varsity Merger Agreement. On the same day, AGC Partners provided Clearlake Capital with a non-confidential executive summary of Veramark, an introductory email teaser and a form of non-disclosure agreement.

On May 8, 2013, Clearlake Capital provided AGC Partners with comments to the form non-disclosure agreement, which were acceptable to Veramark, and thereafter Clearlake Capital and Veramark entered into such non-disclosure agreement and AGC Partners provided Clearlake Capital with additional information regarding Veramark.

On May 9, 2013, representatives from AGC Partners and Clearlake Capital discussed process and next steps, including scheduling a teleconference between representatives of Clearlake Capital and Veramark management.

On May 10, 2013, representatives from AGC Partners discussed Clearlake L.P.’s interest in acquiring Veramark via teleconference with a partner and vice president from Clearlake Capital and a representative from Armin Partners, an advisor to Clearlake Capital, and scheduled a teleconference for May 13, 2013 between representatives of Clearlake Capital and Veramark management.

On May 13, 2013, Veramark’s Chief Executive Officer, Chief Financial Officer and Senior Vice President of Engineering & Operations, attended a teleconference with partners and vice presidents from Clearlake Capital, and Hubspoke’s Chief Executive Officer and Chief Technical Officer to discuss Veramark’s business and whether Veramark would be a good strategic fit with Hubspoke. Clearlake Capital’s vice president confirmed Clearlake Capital’s interest in pursuing an acquisition of Veramark and the parties scheduled in-person meetings for May 15, 2013 and May 16, 2013 to allow Clearlake Capital and Hubspoke to complete their due diligence review of Veramark.

On May 14, 2013, representatives from AGC Partners and Clearlake Capital discussed Clearlake L.P.’s level of interest in Veramark, and based on such conversations, Veramark provided Clearlake Capital with access to Veramark’s virtual data room.

On May 15, 2013, Veramark’s Chief Executive Officer and Senior Vice President of Engineering and Operations, met with representatives from Clearlake Capital and Hubspoke in Santa Monica to discuss Veramark’s strategy, business model, financials and sales.

On May 16, 2013, representatives of Clearlake Capital, Hubspoke, AGC Partners and Veramark management had a further telephone discussion to discuss Veramark’s financial statements.

On May 16, 2013, Clearlake Capital further informed AGC Partners that it would likely submit an acquisition proposal at a later date. On the same day, Harter Secrest & Emery LLP, legal counsel to Veramark (“Harter Secrest”), spoke with Cooley LLP, legal counsel to Clearlake Capital and Hubspoke (“Cooley”), to discuss due diligence related matters in connection with Cooley’s legal review of Veramark for Clearlake Capital.

On May 18, 2013, AGC Partners and Clearlake Capital discussed the status of Clearlake Capital’s review and next steps in the process.

On May 21, 2013, Clearlake Capital provided Veramark with a non-binding expression of interest, which included a proposed merger agreement based on the Varsity Merger Agreement, pursuant to which an affiliate of Hubspoke would offer to purchase all outstanding Shares for $1.18 per Share and to reimburse Veramark $500,000 for the termination fee owed by Veramark to Varsity, which expression was subject to Clearlake Capital’s ongoing due diligence investigation and which contained a binding exclusivity provision. The proposed merger agreement submitted by Clearlake Capital was substantially similar to the Varsity Merger Agreement, except that it did not include subsequent go-shop provisions and, instead, included customary non-solicitation provisions, added a $600,000 termination fee payable by Veramark upon termination of the proposed merger agreement under similar circumstances specified in the Varsity Merger Agreement, added additional reasonably customary closing conditions and accelerated the timing for launching a tender offer. The expression of interest also indicated that Clearlake Capital would design appropriate incentive compensation plans for management. However, management did not have any discussion with Clearlake Capital about such plans and no formal written proposal, including by adding provisions to the Merger Agreement, was made with respect to such matters.

On May 21, 2013, representatives from AGC Partners and Clearlake Capital discussed the outcome of Veramark’s independent committee meeting review of Clearlake Capital’s expression of interest. The offer was considered compelling by the independent committee, but the independent committee was unwilling to enter into an exclusivity arrangement with Clearlake Capital.

On May 22, 2013, before Clearlake Capital learned of claims from a competitor solicited during Veramark’s go-shop process (the “Competitor”) alleging certain of Veramark’s products or services infringed claims in certain of such competitor’s patents, Clearlake Capital provided AGC Partners another expression of interest containing the same non-binding economic terms and, instead of requesting exclusivity, provided for expense reimbursement by Veramark to Clearlake Capital if discussions between Veramark and Clearlake Capital terminated under certain circumstances.

On May 23, 2013, Veramark disclosed the Competitor’s allegations to Clearlake Capital and, in connection with such disclosure, provided Clearlake Capital with a copy of Competitor’s letter on May 24, 2013. Subject to the execution of an acceptable common interest agreement, Veramark also offered to hold a teleconference with Clearlake Capital, during which Competitor’s claims would be discussed in more detail, including with Veramark’s litigation counsel at Goodwin Procter LLP (“Goodwin”).

On May 24, 2013, Veramark and Clearlake Capital amended the existing Mutual Non-Disclosure Agreement to include as confidential the existence or terms of any non-binding proposal provided by Clearlake Capital to Veramark, except to the extent Veramark was obligated to provide such information pursuant to law or existing contractual obligations.

On May 24, 2013, Goodwin and Harter Secrest informed representatives of Cooley of various legal reasons why Veramark would not agree to the exclusivity, expense reimbursement or similar measures (including the proposed $600,000 termination fee noted in Clearlake Capital’s proposed merger agreement) reflected in Clearlake Capital’s expressions of interest. Also on May 24, 2013, Clearlake Capital’s external accountants, KPMG LLP (“KPMG”) were provided access to Veramark’s virtual data room to conduct tax and financial due diligence review of Veramark.

On May 28, 2013, representatives of Clearlake Capital and Cooley held discussions with Goodwin and Veramark, at which Goodwin provided additional information regarding Competitor’s allegations.

On May 30 and 31, 2013, representatives of Clearlake Capital, Hubspoke and KPMG completed an on-site financial due diligence review in Rochester, New York.

During the first week of June 2013, Clearlake Capital continued to perform its financial, legal and intellectual property due diligence review of Veramark.

On June 6, 2013, Cooley made additional due diligence requests to Harter Secrest, to which Harter Secrest responded, with the assistance of Veramark, on the same day. Also on June 6, 2013, representatives from Goodwin and Harter Secrest held a telephone conversation with Cooley, during which they answered various questions posed by Cooley and provided feedback to Cooley on various due diligence and legal issues related to any possible transaction between Veramark and Hubspoke.

On June 7, 2013, representatives of Clearlake Capital and KPMG held a call with Veramark’s Chief Executive Officer and an employee in Veramark’s finance group to discuss certain diligence related matters.

On June 8, 2013, representatives of AGC Partners, Goodwin and Harter Secrest communicated with Clearlake Capital and Cooley to schedule a conference call for the following day to discuss aspects of an anticipated proposal by Clearlake Capital.

On June 9, 2013, representatives of AGC Partners, Goodwin and Harter Secrest held a teleconference with representatives of Clearlake Capital and Cooley at which a potential binding offer from Clearlake Capital to acquire Veramark was discussed. Clearlake Capital indicated that any binding proposal would include two components: (i) Veramark would enter into a conditional merger agreement with Hubspoke and TEM Holdings, that, with limited exceptions, would only become effective upon termination of the Varsity Merger Agreement and pursuant to which Veramark could, consistent with the Varsity Merger Agreement’s provisions, solicit a superior proposal from Varsity until the effective date of the merger agreement, and that no termination fee would be owed by Veramark in connection with any Superior Proposal (as defined in a potential merger agreement) made by Varsity prior to the effective date of the merger agreement; and (ii) Clearlake Capital would not pay any termination fee owed to Varsity in connection with a termination of the Varsity Merger Agreement. Clearlake Capital stated that its willingness to provide a proposed price similar to its prior non-binding indication of interest of $1.18 was conditioned on a structure including the two conditions noted above, as well as on entering into a potential merger agreement as described above no later than June 11 or 12, 2013. Clearlake Capital also stated that if an agreement could not be entered into by June 12, 2013, that it may or may not make a proposal at the end of the Go-Shop Period, and that such proposal would not be at the same price level and potentially would be significantly lower. On the afternoon of June 9, 2013, representatives of Cooley sent representatives of Harter Secrest and Goodwin a draft of a proposed merger agreement that reflected Clearlake Capital’s position described above and the same considerations reflected in the initial draft it had provided with its expression of interest on May 21, 2013.

Late in the day on June 9, 2013, AGC Partners contacted Clearlake Capital to discuss Clearlake Capital’s proposal during which call Clearlake Capital confirmed that $1.18 per Share would be its proposed price assuming Veramark accepted Clearlake Capital’s proposed terms on June 11, 2013 and, if not and assuming Clearlake Capital was still interested in making an offer at the end of the Go-Shop Period, the revised offer would be substantially less than $1.18 per Share. Also on June 9, 2013, Clearlake Capital communicated its concern to AGC Partners that certain key customer contacts contained change-of-control provisions and discussed the steps required to obtain consent to the acquisition of Veramark by Hubspoke from such key customers.

On June 10, 2013, representatives of Harter Secrest provided feedback to representatives of Cooley on certain legal aspects of the proposal (and draft merger agreement) delivered by Clearlake Capital to Veramark on June 9, 2013.

On June 11, 2013, Clearlake Capital provided Veramark with a proposal for Hubspoke to acquire all of the Shares, which contained all of the same terms as the Varsity Merger Agreement, including a “fiduciary out” provision that allowed the Veramark Board, consistent with its fiduciary duties, to consider any Superior Proposals in accordance with the agreement, and also contained the following significant differences from the Varsity Merger Agreement, among other immaterial changes: (i) the per Share case price was increased to $1.18 (a 20.4% increase to Varsity’s $0.98 per share price), (ii) reasonably customary non-solicitation provisions that would become effective on June 14, 2013 but which did not exclude offers solicited during the Go-Shop Process, (iii) a $600,000 termination fee payable by Veramark if any acquiror other than Varsity provided a Superior Proposal prior to June 14, 2013, (iv) no termination fee would be payable by Veramark to Hubspoke in connection with a Superior Proposal by Varsity made prior to June 14, 2013, (v) an express exclusion from material adverse effect any matters related to the Competitor’s patent infringement claims, and (vi) a more favorable closing condition for Veramark to provide certainty to closing, and the addition of other closing conditions concerning governmental actions, a law making the transaction illegal and other significant matters. In addition, Clearlake Capital indicated to Veramark that it had sufficient cash on hand to finance the transaction without the need to raise equity or obtain indebtedness.

After the Veramark Board meeting on June 11, 2013, Harter Secrest provided feedback to Cooley to allow for the transaction documents to be finalized for execution. In addition, Veramark provided Varsity a termination notice under the Varsity Merger Agreement, which termination was to be effective at the end of the business day on June 14, 2013. At the same time, Veramark and Hubspoke exchanged signature pages and entered into the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements with Veramark

Non-Disclosure Agreement

The following summary description of the Non-Disclosure Agreement and the Amendment is qualified in its entirety by reference to the Non-Disclosure Agreement and the Amendment, which Hubspoke has filed as exhibits (d)(3)(i) and (d)(3)(ii) to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning TEM Holdings, Hubspoke and Clearlake L.P.” above.

Veramark and Clearlake Capital entered into a Mutual Non-Disclosure Agreement, effective as of May 8, 2013 (the “Non-Disclosure Agreement”). Pursuant to the Non-Disclosure Agreement, subject to certain exceptions, Veramark and Clearlake Capital agreed to keep confidential all information regarding the other party pertaining to all information that is furnished by or on behalf of a party to or for the other party, whether in written, oral, electronic, Web site-based or other form, and any copies, reports, analyses, compilations or studies that contain, otherwise reflect or are generated from such information (“Confidential Information”). For purposes of the Non-Disclosure Agreement, Confidential Information includes, but is not limited to, customer and vendor data, services and support information, product software and strategies and trade secrets. On May 24, 2013, Veramark and Clearlake Capital entered into an amendment to the Non-Disclosure Agreement (the “Amendment”). Pursuant to such Amendment, the existence or terms of any non-binding proposal provided to Veramark by Clearlake Capital was added to the definition of Confidential Information.

Clearlake Capital also agreed under the Non-Disclosure Agreement not to, either directly or indirectly, solicit any employee of Veramark to terminate his, her or its relationship with Veramark. This provision of the Non-Disclosure Agreement does not, however, prohibit Clearlake Capital from hiring an employee of Veramark who (i) applies for a position with Clearlake Capital or its affiliates without any specific solicitation or as a result of general solicitation via advertisements for employment or searches not specifically direct towards employees of Veramark, (ii) is hired by a portfolio company of Clearlake Capital without the knowledge of, direction or encouragement of Clearlake Capital, or (iii) is terminated by Veramark.

Tender and Support Agreements

The following summary description of the Tender and Support Agreements is qualified in its entirety by reference to the form of Tender and Support Agreement, which Hubspoke has filed as exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning TEM Holdings, Hubspoke and Clearlake L.P.” above.

Concurrently with the termination of the Varsity Merger Agreement, we and Hubspoke entered into Tender and Support Agreements with each of the directors and the Chief Executive Officer and Chief Financial Officer of Veramark (the “Supporting Stockholders”). Excluding options to purchase Shares that are exercisable within 60 days of June 13, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 464,405 Shares (or 4.3% of all outstanding Shares) as of June 13, 2013. Including options to purchase 293,500 Shares (which includes options to purchase 20,000 Shares with an exercise price greater than the Offer Price) that are exercisable within 60 days of June 13, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 757,905 Shares (or 6.8% of all outstanding Shares after giving effect to the exercise of such options) as of June 13, 2013.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder agreed to validly tender (or cause to be tendered) in the Offer any and all Shares of which such Supporting Stockholder is the record or beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of its Tender and Support Agreement and prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the Effective Time (the “Support Period”) (collectively, the “Subject Shares”) pursuant to the terms of the Offer.

11.    The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning TEM Holdings, Hubspoke and Clearlake L.P. — Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Hubspoke, us and Veramark or any of their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Hubspoke, us and Veramark or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Hubspoke, us and Veramark were qualified and subject to important limitations agreed to by Hubspoke, us and Veramark in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as practicable but in no event later than June 17, 2013, and that, subject to the satisfaction of the Minimum Condition (as defined below) and other conditions that are described in Section 15 — “Conditions to the Offer,” Hubspoke will cause us to accept for payment, and we will accept for payment, all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Time. “Minimum Condition” means there being validly tendered in the Offer and not validly withdrawn prior to any then scheduled Expiration Time that number of Shares which, together with the shares beneficially owned by Hubspoke or us (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all options, warrants or other securities convertible or exchangeable into Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)). The initial “Expiration Time” will be 12:00 midnight, Rochester, New York time on the date that is 20 business days following the commencement of the Offer.

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer conditions are for the sole benefit of Hubspoke and us, and we or Hubspoke may waive, in whole or in part, any condition to the Offer from time to time, in our or its sole discretion, provided that we may not waive the Minimum Condition, or amend or modify any of the other conditions in the Offer in a manner that adversely affects, or reasonably would be expected to adversely affect, any Veramark stockholders, in each case, without the prior written consent of Veramark.

Extensions of the Offer; Subsequent Offering Period

The Merger Agreement provides that we will extend the Offer on one or more occasions for additional periods of five business days each, but not beyond the Outside Date, if on any then-scheduled Expiration Time any of the Offer conditions have not been satisfied or, in our sole discretion, waived (other than the Minimum Condition), until such time as such condition or conditions are satisfied or waived and for any period required by applicable law, any interpretation or position of the SEC or the staff thereof, or any applicable United States securities exchange on which the Shares are traded. We may also elect to provide a subsequent offering period of not more than 25 business days, during which time Veramark’s stockholders whose Shares have not been tendered prior to the Expiration Time (or whose Shares were tendered and later withdrawn prior to the Expiration Time) may tender, but not withdraw, their Shares and receive a price per Share of $1.18.

Veramark Board Recommendation

The Veramark Board has, at a meeting duly called and held and upon the unanimous recommendation of the Veramark Special Committee, unanimously adopted, among others, resolutions (i) determining that the terms of the Offer, the Merger and other transactions are advisable, substantively and procedurally fair to, and in the best interest of the holders of Shares; (ii) recommending that the holders of Shares accept the Offer and tender their Shares TEM Holdings pursuant to the Offer; and (iii) recommending that the holders of Shares adopt the Merger Agreement if required by applicable law (item (iii), the “Veramark Board Recommendation”).

Veramark Board Composition

If the Minimum Condition is satisfied and we accept for payment and pay for the Shares tendered into the Offer, Hubspoke will be entitled to elect or designate a number of directors, rounded up to the next whole number, to the Veramark Board that is equal to the product of (a) the total number of directors on the Veramark Board (after giving effect to the directors elected or designated by Hubspoke) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Hubspoke, us and any of our affiliates bears to the total number of Shares then outstanding, and Veramark will use commercially reasonable efforts to cause Hubspoke’s designees to be elected or appointed to the Veramark Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. Notwithstanding the foregoing, and irrespective of the foregoing, there will remain on the Veramark Board prior to the Effective Time at least one director of Veramark then in office who was not designated by Hubspoke (the “Independent Director”). At such time, Veramark will also cause individuals designated by Hubspoke to constitute the number of members, rounded up to the next whole number, on each committee of the Veramark Board in the same proportion as contemplated by the first sentence of this paragraph. Following the election or appointment of Hubspoke’s designees and until the Effective Time, the approval of the Independent Director will be required to authorize (and such authorization will constitute the authorization of the Veramark Board and no other action on the part of Veramark, including any action by any other director of Veramark, will be required to authorize) (i) any termination of the Merger Agreement by Veramark, (ii) any amendment of the Merger Agreement requiring action by the Veramark Board, (iii) any extension of time for performance of any obligation or action under the Merger Agreement by Hubspoke or us, and (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger for the benefit of Veramark.

Top-Up Option

Subject to the satisfaction of the Minimum Condition, Veramark has granted to us an option (the “Top-Up Option”) to purchase from Veramark the number of newly-issued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Hubspoke and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the total number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); provided that (i) the Top-Up Option will not be exercisable for a number of Shares in excess of the Shares authorized and unissued or held in treasury of Veramark at the time of the exercise of the Top-Up Option, (ii) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Option Shares has not been prohibited by any law or order, and (iii) the issuance of the Top-Up Option Shares does not require approval of Veramark’s stockholders under applicable law (including the rules and regulations of any applicable United States securities exchange on which the Shares are traded). The Top-Up Option may be exercised only once in whole but not in part, at any time until the later of 30 days following the date on which we pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Time pursuant to the Offer, or 15 days following the conclusion of any subsequent offering periods, in our sole discretion. The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price.

The Top-Up Option is intended to expedite the timing of the consummation of the Merger (after consummation of the Offer, at which time Veramark would be a majority-owned subsidiary of Hubspoke, which would have the requisite voting power to cause stockholder adoption of the Merger Agreement, even without exercise of the Top-Up Option) by permitting the Merger to occur pursuant to Delaware’s “short-form” merger statute, Section 253 of the DGCL, without any vote of Veramark’s stockholders.

The aggregate purchase price payable for the Top-Up Option Shares will be determined by multiplying the number of Top-Up Option Shares by the Offer Price. Such purchase price may be paid by Hubspoke or us, at our election, either (i) entirely in cash, by wire transfer of same-day funds or (ii) partially in cash by wire transfer of same-day funds of an amount equal to not less than the aggregate par value of the Top-Up Option Shares and partially by issuing to Veramark a promissory note having a principal amount equal to the aggregate purchase price needed to exercise the Top-Up Option less the amount paid in cash, such promissory note to (A) be due and payable on or within six (6) months after the Effective Time, (B) bear simple interest at a rate of 5% per annum, (C) be full recourse to TEM Holdings, and (D) contain no other material terms.

The Merger

The Merger Agreement provides that, following the consummation of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	we will be merged with and into Veramark and, as a result of the Merger, our separate corporate existence will cease;

•	Veramark will be the Surviving Corporation in the Merger and will become a wholly-owned subsidiary of Hubspoke; and

•

all of our property, assets, rights, privileges, immunities, powers and franchises and those of Veramark will vest in Veramark as the Surviving Corporation, and all of our debts, liabilities, obligations and duties and those of Veramark will become the debts, liabilities and duties of Veramark as the Surviving Corporation.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be substantially identical to our certificate of incorporation as in effect immediately prior to the Effective Time, (ii) the bylaws of the Surviving Corporation will be amended and restated to conform to our bylaws as in effect immediately prior to the Effective Time and (iii) the directors and officers of the Surviving Corporation immediately after the Effective Time will be the respective individuals who are designated as our directors and officers immediately prior to the Effective Time.

Merger Closing Conditions. Our obligations and the obligations of Hubspoke, on the one hand, and Veramark, on the other hand, to effect the Merger are each subject to the satisfaction of each of the following conditions:

•	the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares, if required by applicable law;

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any governmental body of competent jurisdiction and remain in effect, and there shall not be any applicable action taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger that directly or indirectly prohibits, or makes illegal, the acceptance of or payment for Shares, or the consummation of the Offer or the Merger illegal; and

•	the occurrence of the Acceptance Time.

Merger Consideration. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights”) (each, an “Eligible Share”) will be converted into the right to receive the Offer Price, in each case, subject to adjustment for stock splits, stock dividends and similar events, without interest, less any applicable withholding taxes, except for Shares then owned by us, Hubspoke, Veramark (as treasury stock or otherwise) or any of their respective direct or indirect wholly-owned subsidiaries, which will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor (the “Merger Consideration”).

Payment for Shares. Before the Effective Time, Hubspoke will designate a Paying Agent. At the Effective Time and from time to time thereafter to the extent necessary, we or Hubspoke will deposit or cause to be deposited with the Paying Agent, for the benefit of holders of Eligible Shares, cash in immediately available funds necessary to pay the aggregate consideration payable in the Merger.

Promptly after the Effective Time, the Paying Agent will send to each holder of Shares a letter of transmittal and instructions advising the stockholders how to surrender Eligible Shares represented by Share certificates or book-entry (“Veramark Book-Entry Shares”) in exchange for the consideration payable in the Merger, which is an amount per Share in cash equal to the Offer Price. The Paying Agent will pay the consideration payable in the Merger to the holders of Eligible Shares upon (i) surrender of a Share certificate, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions therein, and such other documents as may be required pursuant to such instructions or (ii) delivery to the Paying Agent of an “agent’s message” in respect of Veramark Book-Entry Shares (or such other evidence, if any, of transfer as the Paying Agent may reasonably request). Interest will not be paid or accrue in respect of the consideration payable in the Merger. The Surviving Corporation will reduce the amount of any consideration payable in the Merger paid to the stockholders by any applicable withholding taxes.

If any cash deposited with the Paying Agent is not claimed within nine months following the Effective Time, such cash will be returned to the Surviving Corporation, upon its demand, and any stockholders who have not theretofore complied with Share exchange procedures in the Merger Agreement will thereafter look only to the Surviving Corporation for payment of their claims for the consideration payable in the Merger, without interest, less any applicable withholding taxes. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent will be liable to any holder of Shares for any consideration payable in the Merger delivered in respect of such Shares to a public official pursuant to abandoned property, escheat or other similar applicable law.

The transmittal instructions will include instructions if the stockholder has lost a Share certificate or if it has been stolen or destroyed. The stockholder will have to provide an affidavit to that fact and, if required by Hubspoke, post a bond in a customary amount and upon such terms as may be required by Hubspoke as indemnity against any claim that may be made against it in respect of such Share certificate.

Treatment of Veramark Equity Awards

Veramark has represented to us that, as of June 13, it has outstanding Veramark Options that are exercisable for an aggregate of 1,347,208 Shares, of which 41,000 have an exercise price greater than the Offer Price.

At the Effective Time, each Veramark Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will be, by virtue of the Merger and without any action on the part of Hubspoke, us, Veramark, the holder of that Veramark Option or any other person, cancelled and converted into the right to receive from Hubspoke and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to such Veramark Option, multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price under such Veramark Option, less any taxes required to be withheld. In the event that the per share exercise price under such Veramark Option is equal to or greater than the Merger Consideration, such Veramark Option shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

At the Effective Time, each Veramark Stock Award outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will be, by virtue of the Merger and without any action on the part of Hubspoke, us, Veramark, the holder of that Veramark Stock Award or any other person, cancelled and converted into the right to receive from Hubspoke and the Surviving Corporation, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares in respect of such Veramark Stock Award multiplied by (ii) the Merger Consideration, less any taxes required to be withheld.

Representations and Warranties

The Merger Agreement contains representations and warranties of Hubspoke, us and Veramark. Some of the representations and warranties in the Merger Agreement made by Veramark are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, “Veramark Material Adverse Effect” means such fact, event, change or effect that (a) would reasonably be expected to materially impair the ability of Veramark to perform its obligations under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement or (b) has had or would reasonably be expected to have a material adverse effect on the Veramark’s businesses, results of operations, prospects, condition (financial or otherwise), or assets of Veramark, taken as a whole, except for and excluding any fact, event, change or effect (i) that would have a short-term effect on Veramark, (ii) relating to general economic or political conditions, (iii) relating to conditions caused by acts of God, terrorism or war (whether or not declared) to the extent not directly causing physical damage to the Veramark’s assets, (iv) affecting persons in the industries in which Veramark’s businesses operate, including any related to or caused by seasonality, consumer demand or the solvency or state of the business of third-parties in such industries, (v) that arises or relates to any change of law or any change in United States generally accepted accounting principles (“GAAP”), (vi) relating to Veramark’s failure to meet internal or published projections, forecasts or revenue or earning predictions for any period, (vii) that arises from, relates to, or has been reflected in the Merger Agreement or the disclosure schedules delivered by Veramark to us, or that arises from or relates to an item or items disclosed in the reports, schedules, forms, statements and other documents filed by Veramark with, or furnished by Veramark to, the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (but only to the extent that such fact, event, change or effect is apparent from the disclosure itself) between January 1, 2011 and the date of the Merger Agreement, (viii) that becomes applicable as a result of the business or activities that Hubspoke or any of its subsidiaries, including us, is or proposes to be engaged in or as a result of any acts or omissions of Hubspoke or any of its subsidiaries, including us, (ix) that results from Veramark taking any action at the request of Hubspoke or any of its subsidiaries, including us, and (x) that results from Veramark’s failure to take any action, which Veramark cannot take under the Merger Agreement without Hubspoke’s consent and for which action Hubspoke does not provide consent; provided, however, that any event, change and effect referred to in clauses (ii)-(v) immediately above shall be taken into account in determining whether a Veramark Material Adverse Effect has occurred or would reasonably be expected to occur only if such event, change or effect has a disproportionate effect on Veramark compared to other participants in the industries in which Veramark conducts its businesses. In the Merger Agreement, Veramark has made customary representations and warranties to Hubspoke and us with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Veramark;

•	Veramark’s capitalization;

•	Veramark’s SEC filings;

•	Veramark’s financial statements;

•	the absence of certain changes or events;

•	title to assets;

•	real property;

•	intellectual property matters, including the absence of infringement of rights of others;

•	material contracts and the absence of any defaults under material contracts;

•	the absence of certain material undisclosed liabilities;

•	compliance with applicable laws;

•	compliance with regulatory requirements, including possession of all governmental licenses and permits necessary to conduct its business;

•	disclosure of Veramark’s communications with certain governmental bodies;

•	tax matters, including filings of material tax returns and payment of material taxes;

•	employee benefit matters, including the status of employee benefit plans;

•	environmental matters, including compliance of Veramark with applicable environmental laws;

•	the absence of certain undisclosed transactions with affiliates;

•	the absence of any material litigation or other legal proceedings, claims or investigations;

•	corporate authorization and validity of the Merger Agreement;

•	the inapplicability of any anti-takeover law to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	stockholder votes required to adopt the Merger Agreement, if adoption is required;

•

the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Veramark or applicable laws, on the other hand;

•	required government filings, approvals and notices;

•	transaction expenses and parties entitled to financial advisory fees based on Veramark’s arrangements; and

•

the accuracy of information supplied by Veramark for inclusion in this Offer to Purchase, and the absence of material untrue statements or omissions in the Schedule 14D-9 and any proxy or information statement relating to the Merger.

In the Merger Agreement, we and Hubspoke have made customary representations and warranties to Veramark with respect to, among other things:

•	the organization, valid existence, good standing and qualification to do business of Hubspoke and us;

•	corporate authorization and validity of the Merger Agreement;

•

the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and our organizational or governing documents and those of Hubspoke, applicable laws or certain of our agreements and those of Hubspoke, on the other hand;

•	parties entitled to financial advisory fees based on Veramark’s arrangements;

•	required government filings, approvals and notices;

•

the accuracy of information supplied by Hubspoke and us for inclusion in the Schedule 14D-9 and any proxy or information statement relating to the Merger, and the absence of material untrue statements or omissions in this Offer to Purchase;

•	absence of litigation;

•	availability of funds necessary to perform our respective obligations under the Merger Agreement, including the payment of the aggregate Offer Price and consideration payable in the Merger; and

•	lack of ownership of Shares by Hubspoke, us or our affiliates.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Conduct of Business of Veramark

The Merger Agreement provides that, except (i) as expressly contemplated under the Merger Agreement, (ii) as required by applicable law, or (iii) with the written consent of Hubspoke, during the period from the date of the Merger Agreement and until the earlier of the first date on which at least a majority of the Veramark Board is comprised of Hubspoke designees and the Effective Time, Veramark will conduct its business in the ordinary course of business consistent with past practice.

In addition, during the same period, except (i) as otherwise expressly contemplated under the Merger Agreement or as required by applicable law, or (ii) with the prior written consent of Hubspoke, Veramark will not take certain actions (subject to certain further exceptions to the individual restrictions set forth in the Merger Agreement, including in certain circumstances exceptions relating to Veramark’s ordinary course of business consistent with past practice), including the following:

•	amend or propose to amend its certificate of incorporation or by-laws;

•

(i) split, combine or reclassify any Veramark securities, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Veramark securities, (iii) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any Contract (as defined in the Merger Agreement) with respect to the voting of, any shares of its capital stock;

•

issue, sell, pledge, dispose of or encumber any Veramark securities, other than (i) the issuance of Shares upon the exercise of any Veramark equity award outstanding as of the date of the Merger Agreement in accordance with its terms, (ii) the issuance of Shares in respect of other equity compensation awards outstanding under Veramark stock plans as of the date of the Merger Agreement in accordance with their terms, or (iii) the issuance of Veramark equity awards and the issuance of Shares upon the exercise of such Veramark equity awards in accordance with their terms in the ordinary course of business consistent with past practice;

•

except as required by applicable law or by any Veramark employee plan or contract in effect as of the date of the Merger Agreement, (i) increase the compensation payable or that could become payable by Veramark to directors, officers or employees, other than increases in compensation made in the ordinary course of business consistent with past practice, (ii) enter into any new or amend in any material respect any existing employment, severance, retention or change in control agreement with any of its past or present officers or employees, (iii) promote any officers or employees, except in connection with Veramark’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iv) establish, adopt, enter into, amend, terminate or take any action to accelerate rights under any Veramark employee plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Veramark employee plan if it were in existence as of the date of the Merger Agreement, or make any contribution to any Veramark employee plan, other than contributions required by law, the terms of such Veramark employee plans as in effect on the date of the Merger Agreement or that are made in the ordinary course of business consistent with past practice;

•

acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or make any loans, advances or capital contributions to or investments in any person in excess of $125,000 in the aggregate;

•

(i) transfer, license, sell, lease or otherwise dispose of any assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), except in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•

repurchase, prepay or incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Veramark or guarantee any debt securities of another person, other than in connection with the financing of ordinary course trade payables consistent with past practice;

•	make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

•

except in connection with actions permitted by the Merger Agreement, take any action to exempt any person from, or make any acquisition of securities of Veramark by any person not subject to, any state takeover statute or similar statute or regulation that applies to Veramark with respect to a Takeover Proposal (as defined below) or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Hubspoke, us or any of our respective subsidiaries or affiliates, or the transactions contemplated by the Merger Agreement;

•

abandon, encumber, convey title (in whole or in part) or license any material Veramark owned intellectual property, other than non-exclusive licenses in the ordinary course of business consistent with past practice;

•

enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any material contract of Veramark or any lease with respect to material real estate or any other contract or lease that, if in effect as of the date of the Merger Agreement would constitute a material contract of Veramark or lease with respect to material real estate under the Merger Agreement;

•

institute, settle or compromise any legal actions pending or threatened before any arbitrator, court or other governmental entity involving the payment of monetary damages by Veramark of any amount exceeding $100,000 in the aggregate, other than (i) any legal actions brought against Hubspoke, us or any of our respective affiliates or representatives, and (ii) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of Veramark included in specified documents filed by Veramark with the SEC; provided that, with respect to subsection (ii), Veramark shall not settle or agree to settle any legal actions which settlement involves injunctive or similar relief or has a restrictive impact on Veramark’s business;

•	make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

•

prepare or file any tax return inconsistent with past practices, or take any position, make any election or adopt any method inconsistent with positions taken, elections made or methods used in preparing or filing similar tax return in prior periods, change or revoke any election related to taxes, change an annual accounting period, change any method of tax accounting or file any amended tax return, settle or compromise any litigation, audit or other proceedings with respect to taxes, except any waiver of a statutory period of limitations with respect to the assertion or collection of taxes or execute a closing agreement with respect to taxes, if such position, election, adoption, change, revocation, amendment, settlement, compromise, agreement, consent or other action would have the effect of increasing the tax liability of Veramark for any period after the closing date of the Merger or decreasing any tax attribute of Veramark existing on the closing date of the Merger; or

•	agree or commit to do any of the foregoing.

From the date of the Merger Agreement until the earlier to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Veramark and Hubspoke will not, and Hubspoke will not permit its subsidiaries, including us, to, take, or agree or commit to take, any action that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

No Solicitation

Veramark has agreed that, during the period from the Merger Agreement Effective Date until the earlier of the Acceptance Time and the termination of the Merger Agreement, neither it nor its subsidiaries nor any of their representatives, directly or indirectly, will:

•

solicit, initiate, induce or knowingly encourage or facilitate the communication, making, submission or announcement of any Takeover Proposal or Takeover Inquiry (each as defined below) or take any action that could reasonably be expected to lead to a Takeover Proposal or Takeover Inquiry;

•	furnish any information regarding Veramark or any of its subsidiaries to any person in connection with or in response to a Takeover Proposal or Takeover Inquiry;

•	engage in discussions or negotiations with any person with respect to any Takeover Proposal or Takeover Inquiry;

•	approve, endorse or recommend any Takeover Proposal; or

•	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Takeover Proposal.

However, prior to the Acceptance Time, Veramark may furnish nonpublic information to, or enter into discussions with, any person in response to a Superior Offer (as defined below) that is submitted to Veramark by such person (and not withdrawn) if: (a) neither Veramark nor any representative shall have breached or taken any action inconsistent with any of the provisions set forth in Section 7.04(a) of the Merger Agreement; (b) the Veramark Board concludes in good faith, after having taken into account the written advice of its outside legal counsel, that such action is required in order for the Veramark Board to comply with its fiduciary obligations to the Veramark’s stockholders under applicable law; (c) at least three business days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, Veramark gives Hubspoke written notice of the identity of such person and of Veramark’s intention to furnish nonpublic information to, or enter into discussions with, such person; (d) Veramark receives from such person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire provisions and “standstill” provisions) at least as favorable to Veramark as those contained in the Non-Disclosure Agreement; and (e) at least three business days prior to furnishing any such nonpublic information to such person, Veramark furnishes such nonpublic information to Hubspoke (to the extent such nonpublic information has not been previously furnished by Veramark to Hubspoke).

For purposes of the Merger Agreement, “Takeover Proposal” means a proposal or offer from, or indication of interest in making a proposal or offer by, any person (other than Hubspoke and its subsidiaries, including us) relating to any (a) direct or indirect acquisition of assets of Veramark equal to 20% or more of the fair market value of the Veramark’s assets or to which 20% or more of the Veramark’s net revenues or net income is attributable, (b) direct or indirect acquisition of 20% or more of the voting equity interests of the Veramark, (c) tender offer or exchange offer that if consummated would result in any person “beneficially owning” (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the voting equity interests of Veramark, (d) merger, consolidation, other business combination or similar transaction involving Veramark, pursuant to which such person would own 20% or more of the assets, net revenues or net income of Veramark, or (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of Veramark or the declaration or payment of an extraordinary dividend (whether in cash or other property) by Veramark in excess of 20% of the fair market value of the Veramark’s assets.

For purposes of the Merger Agreement, “Takeover Inquiry” means any inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Hubspoke and its subsidiaries, including us) that could reasonably be expected to lead to a Takeover Proposal.

For purposes of the Merger Agreement, “Superior Proposal” means a bona fide written Takeover Proposal that was not solicited after the effective date of the Merger Agreement (the “Agreement Effective Date”) involving the direct or indirect acquisition pursuant to a tender offer, exchange offer, merger, consolidation or other transaction, of all or substantially all of the Veramark’s assets or a majority of the outstanding Shares, that (a) was not obtained or made as a direct or indirect result of a breach of (or any action inconsistent with) the Merger Agreement, the Confidentiality Agreement or any “standstill” or similar agreement under which Veramark or any of its subsidiaries has any rights or obligations; and (b) the Veramark Board determines in good faith (after consultation with outside legal counsel and the Veramark’s financial advisor and upon recommendation of the Special Committee of the Veramark Board (the “Special Committee”)) is (i) more favorable from a financial point of view to the holders of Shares than the transactions contemplated by the Merger Agreement, and (ii) likely to be consummated, taking into account (A) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (B) the identity of the third party making such Takeover Proposal, (C) the other terms and conditions of such Takeover Proposal that affect value to the stockholders and the implications thereof on the Veramark’s stockholders, including relevant legal and regulatory implications, and/or (D) other aspects of such Takeover Proposal deemed relevant by the Veramark Board; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party, or if the consummation of such transaction is contingent on any such financing being obtained.

If at any time the Veramark or any of its representatives is in receipt of a bona fide written Takeover Proposal from any person, then Veramark will promptly provide to Hubspoke (and in any event within 24 hours) (i) a copy of any Takeover Proposal made in writing provided to Veramark, and the identity of the person making the Takeover Proposal and (ii) a written summary of the material terms of any such Takeover Proposal not made in writing.

Veramark Board’s Recommendation; Adverse Recommendation Changes

The Veramark Board has made the Veramark Board Recommendation that the holders of the Shares accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement. The Veramark Board has also agreed to include the Veramark Board Recommendation in the Schedule 14D-9 and consented to the inclusion of the Veramark Board Recommendation in this Offer to Purchase and documents related to the Offer.

In addition, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, neither the Veramark Board nor any committee thereof shall:

•

fail to make, withdraw, amend, modify or qualify, in a manner adverse to Hubspoke or us, the Veramark Board Recommendation, or recommend a Takeover Proposal, or make any public statement inconsistent with the Veramark Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing a “Veramark Adverse Recommendation Change”); or

•

authorize, cause or permit Veramark to enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, in each case relating to any Takeover Proposal (each, a “Veramark Acquisition Agreement”).

However, at any time prior to the Acceptance Time, the Veramark Board may make a Veramark Adverse Recommendation Change and terminate the Merger Agreement and enter into a Veramark Acquisition Agreement with respect to a Superior Proposal if:

•

Veramark receives a bona fide written Takeover Proposal that was not solicited after the Agreement Effective Date that the Veramark Board determines in good faith, upon recommendation of the Special Committee, constitutes a Superior Proposal, after (in each case) giving consideration to all of the adjustments to the terms of the Merger Agreement which may be offered by Hubspoke;

•	such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

•

Veramark has given Hubspoke at least three business days’ prior written notice of its intention to take such action (which notice will specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal)); and

•

prior to effecting such Veramark Adverse Recommendation Change or terminating the Merger Agreement to enter into a Veramark Acquisition Agreement with respect to such Superior Proposal, Veramark has negotiated, and has caused its Representatives to negotiate, in good faith with Hubspoke during such notice period to the extent Hubspoke wishes to negotiate, to enable Hubspoke to revise the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

Notwithstanding anything to the contrary in the Merger Agreement, prior to the time the Offer is consummated, but not after, Veramark may make a Veramark Adverse Recommendation Change in response to an Intervening Event if the Veramark Board determines in good faith that the failure to take such action would reasonably be expected to cause the Veramark Board to be in breach of its fiduciary duties under applicable law. “Intervening Event” means a material event or circumstance relating to the business, results of operations, assets or financial condition of Veramark that was not known to or reasonably foreseeable by the Veramark Board on the date of the Merger Agreement (or if known, the consequences of which were not known to or reasonably foreseeable by the Veramark Board as of the date of the Merger Agreement), which event or circumstance, or any material consequences thereof, becomes known to the Veramark Board prior to the time of the consummation of the Offer; provided, however, that in no event shall the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

Nothing contained in the Merger Agreement will prevent the Veramark Board from disclosing to the Veramark’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if Veramark determines that failure to disclose such position would constitute a violation of applicable law.

Actions in Connection with Long-Form Merger

If the approval of the Merger Agreement by Veramark’s stockholders is required under applicable law, subject to the terms set forth in the Merger Agreement, Veramark will take all action necessary to duly call, give notice of, convene and hold the Veramark stockholders meeting as soon as reasonably practicable after the end of the exercise period for the Top-Up Option or, if the Top-Up Option is waived by Hubspoke, after the expiration time of the Offer, and, in connection therewith, Veramark will mail the Veramark Proxy Statement to the holders of Shares in advance of such meeting. Except to the extent that the Veramark Board affects a Veramark Adverse Recommendation Change as permitted by the Merger Agreement, the Veramark Proxy Statement will include the Veramark Board Recommendation. Notwithstanding the foregoing, if following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, Hubspoke, us and our respective subsidiaries hold, in the aggregate, at least 90% of the outstanding Shares, the parties hereto will take all necessary and appropriate action, including with respect to the transfer to us of any Shares held by Hubspoke or any other subsidiary of Hubspoke, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Veramark stockholders meeting in accordance with Section 253 of the DGCL.

If the adoption of the Merger Agreement by the Veramark’s stockholders is required by applicable law, as soon as practicable following the end of the exercise period for the Top-Up Option or, if the Top-Up Option is waived by Hubspoke, following the Offer Closing, Veramark will prepare and file the Veramark Proxy Statement or Information Statement with the SEC. Hubspoke, us and Veramark will cooperate and consult with each other in the preparation of the Veramark Proxy Statement or Information Statement. Without limiting the generality of the foregoing, each of Hubspoke and us will promptly furnish to Veramark all information concerning Hubspoke and us required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Veramark Proxy Statement or Information Statement, as applicable. Veramark will not file the Veramark Proxy Statement or Information Statement, or any amendment or supplement thereto, without providing Hubspoke, us and our counsel a reasonable opportunity to review and comment thereon (which comments will be reasonably considered by Veramark). Veramark will use its commercially reasonable efforts to resolve, and each party will consult and cooperate with the other party in resolving, all SEC comments with respect to the Veramark Proxy Statement or Information Statement, as applicable, as promptly as practicable after receipt thereof and to cause the Veramark Proxy Statement or Information Statement, as applicable, in definitive form to be cleared by the SEC and mailed to the Veramark’s stockholders as promptly as reasonably practicable following filing with the SEC. Veramark will consult with Hubspoke prior to responding to SEC comments with respect to the preliminary Veramark Proxy Statement or Information Statement. Each of Hubspoke, us and Veramark will promptly correct any information provided by it for use in the Veramark Proxy Statement or Information Statement if and to the extent that such information becomes false or misleading in any material respect, and Veramark will promptly prepare and mail to its stockholders an amendment or supplement setting forth such correction. Veramark will as soon as reasonably practicable (i) notify Hubspoke of the receipt of any comments from the SEC with respect to the Veramark Proxy Statement or Information Statement and any request by the SEC for any amendment to the Veramark Proxy Statement or Information Statement or for additional information and (ii) provide Hubspoke with copies of all written correspondence between Veramark and its representatives and the SEC with respect to the Veramark Proxy Statement or Information Statement.

Employee Matters

All Veramark employees who prior to the Effective Time are employees of Veramark will remain employees of the Surviving Corporation immediately following the Effective Time, and the consummation of the transactions contemplated by the Merger Agreement will not change that status.

For the 12 month period immediately following the Effective Time, Hubspoke shall cause the Surviving Corporation to provide to each Veramark employee who remains employed by the Surviving Corporation substantially similar compensation and for the remainder of the current benefit year employee benefits as those in effect for each such Veramark employee as of immediately prior to the Effective Time.

Additionally, the Surviving Corporation will not relocate any Veramark employee outside of a reasonable commuting distance from the Veramark employee’s home for at least 12 months after the Effective Time.

To the extent that any Veramark employee will participate in any employee benefit plan, arrangement or policy maintained by Hubspoke or any of its subsidiaries following the Effective Time: (i) such Veramark employee will receive credit for all purposes (other than accrual of benefits under a defined benefit pension plan) for service with Veramark, (ii) with respect to medical, dental, vision or other health benefits or disability or life insurance benefits, Hubspoke and its subsidiaries will use their best efforts to cause any and all pre-existing condition limitations, waiting periods and evidence of insurability requirements to be waived with respect to such Veramark employees and eligible dependents, and (iii) Hubspoke and its subsidiaries will use their commercially reasonable efforts to provide credit for any co-payments, deductible payments, premium amounts and similar payments or expenses incurred by the Veramark employees in the plan year that includes the Effective Time.

If Hubspoke or any of its subsidiaries terminates the employment of any Veramark employee within six months after the Effective Time other than for cause or due to the death or disability of an employee, Hubspoke and its subsidiaries will pay such Veramark employee as soon as practicable after termination a lump sum amount equal to (i) the number of weeks remaining until the end of such six month period multiplied by such Veramark employee’s weekly salary plus (ii) such amount of severance he or she would receive in accordance with Veramark’s past practices; provided, however, that no Veramark employee who is entitled to severance under a separate arrangement with Veramark will be entitled to any payments under the Merger Agreement and, instead, will only be entitled to the benefits provided under such arrangement.

Nothing contained in the Merger Agreement, whether express or implied, will (i) constitute or create an employment agreement with any employee of Veramark, Hubspoke or any of its subsidiaries, (ii) be construed to establish, amend or modify any benefit plan, program, agreement or arrangement, (iii) other than as required by applicable law, obligate Hubspoke or any of its subsidiaries to (A) maintain any particular benefit plan or (B) retain the employment of any particular employee, or (iv) give any third-party the right to enforce any of the provisions of the Merger Agreement, except as expressly provided in the Merger Agreement.

In the event Hubspoke, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of Hubspoke or the Surviving Corporation, as the case may be, will assume all of the obligations set forth in the Merger Agreement.

Rule 14d-10(d) Matters

Prior to the expiration time of the Offer, Veramark (acting through the compensation committee of the Veramark Board) has agreed to cause each agreement, arrangement or understanding entered into by Veramark on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Takeover Statute

If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover law becomes or is deemed to be applicable to Veramark, Hubspoke, us, the Offer, the acquisition of Shares pursuant to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, then each of Veramark, Hubspoke, us, and our respective board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover law inapplicable to the foregoing.

Indemnification and Insurance

Hubspoke has agreed that, it will, and will cause the Surviving Corporation to, from the Effective Time until the sixth anniversary of the Effective Time:

•

to the fullest extent permitted under applicable law, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of the Veramark (each an “Indemnified Party”) against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by the Merger Agreement), and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent (which consent will not be unreasonably withheld or delayed); and

•

(i) maintain in effect, if available, the current policies of directors’ and officers’ liability insurance maintained by Veramark immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of Veramark when compared to the insurance maintained by Veramark as of the date of the Merger Agreement), or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of Veramark, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by the Merger Agreement); provided, however, that in no event will the Surviving Corporation be required to expend, for any such “tail” policy in excess of $250,000 (the “Maximum Premium”). If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Hubspoke will cause the Surviving Corporation to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to public announcements and access, confidentiality and matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Hubspoke and Veramark;

•

by either Hubspoke or Veramark if the Offer Closing has not occurred on or before the Outside Date; provided, however, that this right to terminate the Merger Agreement will not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the failure of the Offer Closing to have occurred on or before the Outside Date (including in the case of Hubspoke or us the obligations under Section 7.14(a) of the Merger Agreement) (an “Outside Date Termination”); and

•

by either Hubspoke or Veramark if any governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law or order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, and such law or order has become final and non-appealable; provided, however, that this right to terminate will not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such law or order.

The Merger Agreement may be terminated at any time prior to the Offer Closing:

•

by Hubspoke if (i) a Veramark Adverse Recommendation Change has occurred (other than in accordance with Section 7.04(e) of the Merger Agreement), (ii) Veramark has entered into a Veramark Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Veramark Board fails to reaffirm (publicly, if so requested by Hubspoke) the Veramark Board Recommendation within 10 days after the date any Takeover Proposal (or material modification thereto) is first publicly disclosed by Veramark or the person making such Takeover Proposal or fails to take a neutral position with respect thereto, (iv) a tender offer or exchange offer relating to the Shares shall have been commenced by a person unaffiliated with Hubspoke and Veramark shall not have sent to its stockholders pursuant to Rule 14e-2 under the Securities Act, within 10 business days after such tender offer or exchange offer is first published, a statement (A) reaffirming the Veramark Board Recommendation and recommending that Veramark’s stockholders reject such tender or exchange offer or (B) taking a neutral position with respect to such tender offer or exchange offer, or (v) Veramark or the Veramark Board (or any committee thereof) publicly announces its intentions to do any of actions specified in clauses “(i)” or “(ii)” above (a “Hubspoke Adverse Change Termination”); and

•

by Hubspoke if Veramark materially breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 8.01 of the Merger Agreement (and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within 15 business days after its receipt of written notice thereof from Hubspoke); provided that Hubspoke will have given Veramark at least three business days’ written notice prior to such termination stating Hubspoke’s intention to terminate the Merger Agreement pursuant to the foregoing (a “Veramark Breach Termination”).

The Merger Agreement may be terminated at any time prior to the Effective Time:

•

by Veramark if, prior to the Offer Closing, the Veramark Board authorizes Veramark, in full compliance with the terms of the Merger Agreement to enter into a Veramark Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that Veramark will have paid the Termination Fee within five business days after such termination; and provided further that in the event of such termination, Veramark concurrently enters into such Veramark Acquisition Agreement (a “Veramark Acquisition Agreement Termination”);

•

by Veramark if Veramark makes a Veramark Adverse Recommendation for any of the reasons specified in Section 7.04(e) of the Merger Agreement, provided, however, that if Veramark terminates the Merger Agreement pursuant to the foregoing, then Veramark will pay to Hubspoke the Termination Fee within five business days after such termination (a “Veramark Adverse Change Termination”); and

•

by Veramark if, prior to the Offer Closing, Hubspoke or us materially breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, and in each case such breach or failure to perform (i) is incapable of being cured by the Outside Date, or if curable, has not been cured within 15 business days after its receipt of written notice thereof from Veramark and (ii) in any way would reasonably be expected to prevent, materially impede or materially delay the consummation by Hubspoke or us of the Offer, the Merger or the other transactions contemplated by the Merger Agreement); provided that Veramark will have given Hubspoke at least three business days’ written notice prior to such termination stating Veramark’s intention to terminate the Merger Agreement pursuant to the foregoing.

Effects of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect, subject to certain designated provisions of the Merger Agreement that survive, including the effect of termination, expenses and termination fee and other miscellaneous provisions and the confidentiality agreement between Hubspoke and Veramark, which will remain in full force and effect in accordance with its terms. The termination of the Merger Agreement does not relieve any party from any liability for any willful breach of the Merger Agreement prior to the date of the termination.

Termination Fees

Veramark has agreed to pay Hubspoke a termination fee of $600,000 (the “Termination Fee”) if:

•	the Merger Agreement is terminated by Hubspoke pursuant to a Hubspoke Adverse Change Termination within five business days after such termination; or

•

the Merger Agreement is terminated by Veramark pursuant to a Veramark Acquisition Agreement Termination or a Veramark Adverse Change Termination then Veramark will pay to Hubspoke (by wire transfer of immediately available funds), within five business days after such termination; or

•

the Merger Agreement is terminated (i) prior to the Offer Closing, by Hubspoke pursuant to a Veramark Breach Termination or (ii) by Veramark or Hubspoke pursuant to an Outside Date Termination and, in the case of clauses (i) and (ii) immediately above, (A) prior to such termination, a Takeover Proposal shall (1) in the case of a termination pursuant to an Outside Date Termination, have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to a Veramark Breach Termination, have been publicly disclosed or otherwise made or communicated to Veramark or the Veramark Board, and not withdrawn, and (B) within six months following the date of such termination of the Merger Agreement Veramark shall have entered into a definitive agreement with respect to such Takeover Proposal, or such Takeover Proposal shall have been consummated, then in any such event Veramark shall pay to Hubspoke (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction (it being understood for purposes of the foregoing, all references in the definition of Takeover Proposal to 25% shall be deemed to be references to “more than 50%” instead).

Specific Performance

We, Hubspoke and Veramark are entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in addition to any other remedy to which they are entitled under the terms of the Merger Agreement, at law or in equity.

Fees and Expenses

Except as provided in this Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Termination Fees” all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses.

Governing Law

The Merger Agreement is governed by Delaware law.

Other Agreements

The Tender and Support Agreements

The following summary description of the Tender and Support Agreements is qualified in its entirety by reference to the form of Tender and Support Agreement, which Hubspoke has filed as exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning TEM Holdings, Hubspoke and Clearlake L.P.” above.

Concurrently with the termination of the Varsity Merger Agreement, we and Hubspoke entered into Tender and Support Agreements with each of the directors and the Chief Executive Officer and Chief Financial Officer of Veramark (the “Supporting Stockholders”). Excluding options to purchase Shares that are exercisable within 60 days of June 13, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 464,405 Shares (or 4.3% of all outstanding Shares) as of June 13, 2013. Including options to purchase 293,500 Shares (which includes options to purchase 20,000 Shares with an exercise price greater than the Offer Price) that are exercisable within 60 days of June 13, 2013, the Supporting Stockholders beneficially owned, in the aggregate, 757,905 Shares (or 6.8% of all outstanding Shares after giving effect to the exercise of such options) as of June 13, 2013.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder agreed to validly tender (or cause to be tendered) in the Offer any and all Shares of which such Supporting Stockholder is the record or beneficial owner and any additional Shares with respect to which such Supporting Stockholder becomes the record or beneficial owner after the date of its Tender and Support Agreement and prior to the earlier of (i) the date upon which the Merger Agreement is validly terminated or (ii) the Effective Time (the “Support Period”) (collectively, the “Subject Shares”) pursuant to the terms of the Offer.

The Tender and Support Agreements further provide that, during the Support Period, each Supporting Stockholder will, at any meeting of the holders of Shares (and on any action or approval by written consent), vote (or cause to be voted) such Supporting Stockholder’s Subject Shares (A) in favor of (i) the adoption of the Merger Agreement (as it may be amended from time to time) in accordance with Delaware law, and (ii) each of the other transactions contemplated by the Merger Agreement; and (B) against (i) approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, (ii) any of the following actions (other than those actions that relate to the Offer, the Merger and any other transactions contemplated by the Merger Agreement): (a) any merger, consolidation, business combination, sale of assets, or reorganization of Veramark, (b) any sale, lease or transfer of any significant part of the assets of Veramark, (c) any reorganization, recapitalization, dissolution, liquidation or winding up of Veramark, (d) any material change in the capitalization of Veramark, or the corporate structure of Veramark, or (e) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transaction contemplated by the Merger Agreement; and (iii) any action that would reasonably be expected to result in the failure of any conditions of the Offer to be satisfied.

In furtherance of the Supporting Stockholder covenants under the Tender and Support Agreements, each Supporting Stockholder has delivered to Hubspoke a proxy whereby it agreed, during the Support Period, to appoint and constitute each officer of Hubspoke, and each of them, the attorneys and proxies of the Supporting Stockholder, with full power of substitution and resubstitution, to the full extent of the Supporting Stockholder’s rights with respect to (i) the outstanding shares of capital stock of Veramark owned of record by the Supporting Stockholder as of the date of the proxy, which shares are specified on the final page of the proxy, and (ii) any and all other shares of capital stock of Veramark which the Supporting Stockholder may acquire on or after the date of the proxy.

Each Supporting Stockholder agreed pursuant to its Tender and Support Agreement that it will not, in his capacity as a stockholder, enter into any tender, voting or other such agreement, or grant a proxy or power of attorney, with respect to any of the Subject Shares that is inconsistent with its Tender and Support Agreement or otherwise taken any other action with respect to any of the Subject Shares that would in any way restrict, limit or interfere with the performance of any of the Supporting Stockholder’s obligations under its Tender and Support Agreement or any of the actions contemplated thereby. A Supporting Stockholder is not restricted from exercising his fiduciary duties as a director as a result of the Tender and Support Agreement.

The Tender and Support Agreements and all rights and obligations of the parties thereunder, including the proxy, shall terminate, and no party shall have any rights or obligations thereunder and the Tender and Support Agreement shall become null and void on, and have no further effect as of the earlier of (i) the date upon which the Merger Agreement is validly terminated, or (ii) the Effective Time.

Non-Disclosure Agreement

The following summary description of the Non-Disclosure Agreement and the Amendment is qualified in its entirety by reference to the Non-Disclosure Agreement and the Amendment, which Hubspoke has filed as exhibits (d)(3)(i) and (d)(3)(ii) to the Schedule TO, which you may examine and copy as set forth in “Section 8 — Certain Information Concerning TEM Holdings, Hubspoke and Clearlake L.P.” above.

Veramark and Clearlake Capital entered into a Mutual Non-Disclosure Agreement, effective as of May 8, 2013 (the “Non-Disclosure Agreement”). Pursuant to the Non-Disclosure Agreement, subject to certain exceptions, Veramark and Clearlake agreed to keep confidential all information regarding the other party pertaining to all information that is furnished by or on behalf of a party to or for the other party, whether in written, oral, electronic, Web site-based or other form, and any copies, reports, analyses, compilations or studies that contain, otherwise reflect or are generated from such information (“Confidential Information”). For purposes of the Non-Disclosure Agreement, Confidential Information includes, but is not limited to, customer and vendor data, services and support information, product software and strategies and trade secrets. On May 24, 2013, Veramark and Clearlake Capital entered into an amendment to the Non-Disclosure Agreement (the “Amendment”). Pursuant to such Amendment, the existence or terms of any non-binding proposal provided to Veramark by Clearlake Capital was added to the definition of Confidential Information.

Clearlake Capital also agreed under the Non-Disclosure Agreement not to, either directly or indirectly, solicit any employee of Veramark to terminate his, her or its relationship with Veramark. This provision of the Non-Disclosure Agreement does not, however, prohibit Clearlake Capital from hiring an employee of Veramark who (i) applies for a position with Clearlake Capital or its affiliates without any specific solicitation or as a result of general solicitation via advertisements for employment or searches not specifically direct towards employees of Veramark, (ii) is hired by a portfolio company of Clearlake Capital without the knowledge of, direction or encouragement of Clearlake Capital, or (iii)  is terminated by Veramark.

12.    Purpose of the Offer; Plans for Veramark.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Veramark while allowing Veramark’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. If the Offer is consummated, we, Hubspoke and Veramark expect to consummate the Merger as promptly as practicable in accordance with the DGCL. At the Effective Time, Veramark will become a wholly-owned subsidiary of Hubspoke.

Holders of Shares who tender their Shares into the Offer will cease to have any equity interest in Veramark and will no longer participate in the future growth of Veramark. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Veramark and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

The primary benefits of the Offer and the Merger to the stockholders of Veramark are that such stockholders are being afforded an opportunity to sell all of their Shares for cash at a price which represents a premium of approximately 20.4% over the closing market price of the common stock on the last trading day prior to the public announcement that Veramark, Hubspoke and the TEM Holdings executed the Merger Agreement.

As soon as possible after the consummation of the Offer, we, Hubspoke and Veramark expect to consummate the Merger pursuant to the Merger Agreement. Pursuant to the Merger Agreement, at any time on or after the Acceptance Time, we may exercise the Top-Up Option to purchase from Veramark, subject to certain limitations, the Top-Up Option Shares in order to merge us into Veramark without any vote of Veramark’s stockholders in accordance with Section 253 of the DGCL. However, the obligation of Veramark to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by Veramark, that immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Hubspoke and us constitutes at least one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Top-Up Option Shares. We intend to exercise the Top-Up Option if it is exercisable and such exercise is necessary in order for us to be able to effect such a “short-form” merger. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Top-Up Option” and Section 17 — “Certain Legal Matters; Regulatory Approvals — “Short-Form” Merger.”

If, after the Acceptance Time, we and our affiliates do not own, by virtue of the Offer or otherwise, 90% or more of the issued and outstanding Shares, we may elect to require Veramark to effect the Merger under the “long-form” merger provision of Section 251 of the DGCL which requires that the Merger Agreement be adopted by Veramark’s stockholders. Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding Shares. Thus, if the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is completed, we would have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other stockholder of Veramark. Hubspoke has agreed to vote, or cause to be voted, all Shares held by it and its affiliates in favor of the adoption of the Merger Agreement. No interest will be paid for Shares acquired in the Merger. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Actions in Connection with Long-Form Merger” and Section 17 — “Certain Legal Matters; Regulatory Approvals — “Short-Form” Merger.”

Plans for Veramark

The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Veramark and that, following the Merger and until thereafter amended, our certificate of incorporation as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation and at the Effective Time our bylaws will be the bylaws of the Surviving Corporation until thereafter amended.

Our directors immediately prior to the Effective Time will become the only directors of the Surviving Corporation at the Effective Time and our officers at such time will become the only officers of the Surviving Corporation. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.”

We will continue to evaluate the business and operations of Veramark during the pendency of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Veramark’s business, operations, capitalization and management with a view to optimizing development of Veramark’s potential in conjunction with Hubspoke’s existing businesses. We expect that all aspects of Veramark’s business will be fully integrated into Hubspoke. However, plans may change based on further analysis including changes in Veramark’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, officers, indebtedness or dividend policy, although, except as disclosed in this Offer to Purchase, we and Hubspoke have no current plans with respect to any of such matters.

Except as described above or elsewhere in this Offer to Purchase, neither we, Hubspoke nor Clearlake L.P. has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Veramark or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Veramark or any of its subsidiaries, (iii) any change in the Veramark Board or management of Veramark, (iv) any material change in Veramark’s capitalization or dividend rate or policy or indebtedness, (v) any other material change in Veramark’s corporate structure or business, (vi) any class of equity securities of Veramark being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, or (vii) any class of equity securities of Veramark becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.    Certain Effects of the Offer.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Hubspoke and its affiliates. Neither Hubspoke nor its affiliates can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, stockholders not tendering and not exercising appraisal rights with respect to their Shares will receive cash in an amount equal to the Offer Price. If the Merger takes place, upon consummation, Veramark will become a privately-held corporation, there will be no public market for the Shares and Veramark will cease to be traded on the OTC Bulletin Board.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. As a result, Veramark currently files periodic reports on account of the Shares. Following the purchase of Shares in the Offer and the satisfaction of the remaining conditions, we expect to complete the Merger, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of Veramark’s reporting obligations under the Exchange Act. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Veramark may terminate its Exchange Act registration and suspend its reporting obligations on account of the Shares if (i) the outstanding Shares are not listed on a national securities exchange, (ii) there are fewer than 300 holders of record of Shares, and (iii) Veramark is not otherwise required to furnish or file reports under the Exchange Act. Such termination and suspension, once effective, would reduce the information that Veramark must furnish to its stockholders and to the SEC. The deregistration of the Shares, once effective, would make certain provisions of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement to furnish an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Veramark. Furthermore, the ability of Veramark’s affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for reporting or for continued inclusion on the list of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for margin securities.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.    Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Veramark,” the Merger Agreement provides that, from the date of the Merger Agreement to the Acceptance Time, without the prior written approval of Hubspoke, Veramark will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15.    Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, we will not be required to accept for payment, and subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), will not be obligated to pay for, or may delay acceptance or payment for, any Shares tendered pursuant to the Offer if:

•	prior to the Expiration Time, the Minimum Condition shall not have been satisfied;

•

any of the representations and warranties of Veramark contained in the Merger Agreement were not true and correct (i) as of the date of the Merger Agreement and (ii) at the Expiration Time, except (A) that representations and warranties given as of a specific date need be true only as of such date and (B) where the failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Veramark;

•

the covenants and agreements of Veramark to be performed prior to the Expiration Time shall not have been performed in all respects, except where the failure to so perform would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Veramark;

•

there exists and is in effect (i) any general suspension of trading in securities on the OTC Bulletin Board (other than a shortening of trading hours or any trading halt resulting for a specified increase or decrease in a market index), (ii) a banking moratorium or suspension of payments in respect of banks in the United States, or (iii) a war or armed hostilities involving the United States that is reasonably expected to have a material adverse effect on Veramark;

•

there has been issued, by any United States or federal or state court of competent jurisdiction in connection with any legal proceeding instituted by any United States governmental entity with respect to the Offer, an order or ruling (that shall not have been vacated, withdrawn or overturned that, if violated, would have a material adverse effect on Hubspoke or Veramark): (i) restraining or prohibiting the consummation of the Offer or the Merger, (ii) prohibiting or imposing any material limitations on Hubspoke’s or our ownership or operation of Veramark’s business or assets, (iii) making the acceptance for payment of, or payment for, the Shares illegal or otherwise rending us unable to accept for payment or pay for Shares, or (iv) imposing material limitations on the ability of Hubspoke or us effectively to acquire or hold or to exercise full voting rights or other rights of ownership of the Shares;

•

there has been enacted since the date of the Merger Agreement (and remains in effect) any United States federal or state law that prohibits the consummation of the Offer or the Merger, the violation of which would have a material adverse effect on Hubspoke or Veramark;

•	the Veramark Board withdraws or amends, in a manner materially adverse to Hubspoke, the Veramark Board Recommendation or accepts or recommends any Takeover Proposal; or

•	the Merger Agreement is validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Hubspoke and us and may be waived by Hubspoke and us, in whole or in part at any time and from time to time, in the sole discretion of Hubspoke and us; provided that the Minimum Condition may be waived by Hubspoke and us only with the prior written consent of Veramark, which may be granted or withheld in Veramark’s sole discretion. The failure by Hubspoke or us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.    Adjustments to Prevent Dilution.

In the event that, notwithstanding Veramark’s covenant to the contrary (See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Veramark”), between the date of the Merger Agreement and the Effective Time, Veramark changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Offer Price and the consideration payable in the Merger shall be equitably adjusted.

17.    Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 17, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 17, based on our and Hubspoke’s review of publicly available filings by Veramark with the SEC and other information regarding Veramark, we are not aware of any governmental license or regulatory permit that appears to be material to Veramark’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Veramark’s business, or certain parts of Veramark’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Litigation

After the announcement of the Varsity Merger Agreement and prior to the launch of the Varsity offer, four purported class action complaints were filed by stockholders against Veramark, Varsity, ABTH and the individual directors of Veramark: (1) Shah v. Veramark Technologies, Inc. et al. (Delaware Chancery Court, Case No. 8529); (2) Horn v. Veramark Technologies, Inc. et al. (Supreme Court of New York, Nassau County, Case No. 601167/2013); (3) Bauer v. Mazzullo et al. (Supreme Court of New York, Westchester County, Case No. 58127/2013); and (4) Helgevold v. Veramark Technologies, Inc. et al. (Supreme Court of New York, Nassau County, Case No. 601497/2013).

The complaints in these actions all purport to be brought individually and on behalf of all stockholders of Veramark and all sought to enjoin the completion of the proposed transaction with Varsity. The complaints contained allegations substantially similar to one another and alleged, among other claims, that Varsity’s offer price of $0.98 per Share was inadequate and undervalued Veramark, that the Varsity sale process was unfair, and that certain deal protection provisions in the Varsity Merger Agreement were unfairly preclusive. The complaints alleged that Veramark’s director defendants breached their fiduciary duties to Veramark’s stockholders in connection with the Varsity offer and the Varsity Merger Agreement, and that Veramark, Varsity and ABTH aided and abetted such alleged breaches of Veramark’s director defendant’s fiduciary duties.

The actions sought, among other relief: a certification of the actions as class actions; injunctive relief enjoining a potential Varsity tender offer and/or the Merger; and rescission, to the extent already implemented, of the Merger.

State Takeover Statutes

A number of states (including Delaware, where Veramark is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us and Hubspoke because the Veramark Board has unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including for purposes of Section 203.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Veramark (for purposes of the Exchange Act); it is anticipated that the Merger will be effected within one year following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Rule 13e-3 under the Exchange Act would otherwise require, among other things, that certain financial information concerning Veramark and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before the completion of a transaction.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares (that did not tender such Shares into the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented to the Merger in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder (which shall be, unless the court in its discretion determines otherwise for good cause shown, compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Date and the date of payment of the judgment).

Any such judicial determination of the fair value of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount. For the avoidance of doubt, the parties to the Merger Agreement have agreed and acknowledged that, in any appraisal proceeding described in this Offer to Purchase and to the fullest extent permitted by applicable law, the fair value of Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option, any Shares issued through the exercise of the Top-Up Option or any cash or promissory note delivered by us to Veramark in payment for such Shares issued through the exercise of the Top-Up Option.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights in accordance with Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the proxy statement or information statement disseminated in connection with the Merger, unless effected as a “short-form” merger, in which case they will be set forth in a notice of merger to be sent to stockholders. The foregoing discussion is not a complete statement of law pertaining to appraisal rights in accordance with Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

“Short-Form” Merger

Section 253 of the DGCL provides that, if a parent company owns at least 90% of the issued and outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval or consent of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, we would have to own at least 90% of the issued and outstanding Shares. If we are able to consummate the Merger pursuant to these provisions of the DGCL, the consummation of the Merger would take place as soon as practicable after the Acceptance Time, without any notice to or approval or consent of the other holders of Shares. If we own, by virtue of the Offer or otherwise, 90% or more of the issued and outstanding Shares, we, Hubspoke and Veramark will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable in accordance with these “short-form” merger procedures set forth in Section 253 of the DGCL.

18.    Fees and Expenses.

We have retained the Depositary, the Information Agent and the Paying Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, and the Depositary, Information Agent and the Paying Agent will each receive, subject to certain limits, reimbursement for reasonable out-of-pocket expenses.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

19.    Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as it may deem necessary to make the Offer comply with the laws of such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We, Hubspoke and Clearlake L.P. have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Veramark pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Veramark Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Veramark may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

TEM HOLDINGS, INC.

June 17, 2013

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF HUBSPOKE HOLDINGS, INC.

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of Hubspoke. The business address of each director and executive officer of Hubspoke is 379 Thornall Street, 10th Floor, Edison, New Jersey 08837. Each director and executive officer of Hubspoke is a citizen of the United States of America.

During the past five years, to the best of our knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Present Principal Occupation or Employment and Employment History	Director Since
Behdad Eghbali Director and Chairman of the Board	Partner at Clearlake Capital Group, L.P. (2006 – present)	2012

Keith Bradley Director	Operating Advisor at Clearlake Capital Group, L.P. (2013 – present); President at Ingram Micro North America (2005 – 2012)	2013

Prashant Mehrotra Director	Vice President at Clearlake Capital Group, L.P. (2010 – present); Principal at Silver Lake Partners (2007 – 2010)	2012

Kevin A. Wood President, Chief Executive Officer and Director	President and Chief Executive Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Founder and Chief Executive Officer at Cambria Technology Group (2012 –2013); President and Chief Executive Officer at Airwide Solutions (2005 – 2011)	2013

Rakesh Kushwaha Vice President, Chief Technology Officer and Director	Vice President and Chief Technology Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Chief Technology Officer and Founder at Mformation Technologies Inc. (1999 – 2012)	2013

Michael Mele Vice President and Chief Financial Officer	Vice President and Chief Financial Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Chief Financial Officer at Mformation Technologies Inc. (2010 – 2012); Chief Financial Officer at CPower, Inc. (2008 – 2010)	Not applicable

A-1

ANNEX B

CERTAIN INFORMATION REGARDING THE DIRECTORS

AND EXECUTIVE OFFICERS OF TEM HOLDINGS

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of our directors and executive officers. The business address of each such director and executive officer is 379 Thornall Street, 10th Floor, Edison, New Jersey 08837. Each director and executive officer is a citizen of the United States of America.

During the past five years, to the best of our knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or us from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name and Position	Present Principal Occupation or Employment and Employment History	Director Since

Behdad Eghbali Director and Chairman of the Board	Partner at Clearlake Capital Group, L.P. (2006 – present)	2013

Keith Bradley Director	Operating Advisor at Clearlake Capital Group, L.P. (2013 – present); President at Ingram Micro North America (2005 – 2012)	2013

Prashant Mehrotra Director	Vice President at Clearlake Capital Group, L.P. (2010 – present); Principal at Silver Lake Partners (2007 – 2010)	2013

Kevin A. Wood President, Chief Executive Officer and Director	President and Chief Executive Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Founder and Chief Executive Officer at Cambria Technology Group (2012 – 2013); President and Chief Executive Officer at Airwide Solutions (2005 – 2011)	2013

Michael Mele Chief Financial Officer	Vice President and Chief Financial Officer at Hubspoke and Mformation Software Technologies LLC (2013 – present); Chief Financial Officer at Mformation Technologies, Inc. (2010 – 2012); Chief Financial Officer at CPower, Inc. (2008 – 2010)	Not applicable

B-1

ANNEX C

CERTAIN INFORMATION REGARDING THE GENERAL PARTNER OF CLEARLAKE

CAPITAL PARTNERS II, L.P.

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of our general partners. The business address of each such general partner is 233 Wilshire Blvd., Suite 800, Santa Monica, CA 90401. Each geneal partner is a citizen of the United States of America. During the past five years, to the best of our knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him or us from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The general partner of Clearlake Capital Partners II, L.P., a Delaware limited partnership (“Clearlake L.P.”) is Clearlake Capital Partners II GP, L.P., a Delaware limited partnership (“CCPII”). The general partner of CCPII is Clearlake Capital Partners, LLC (“Clearlake LLC”). The managing member of Clearlake LLC is CCG Operations, LLC. The managers of CCG Operations, LLC, are Steven C. Chang, Behdad Eghbali and Jose E. Feliciano.

Name and Position	Present Principal Occupation or Employment and Employment History	Manager Since

Steven C. Chang Manager of CCG Operations LLC (Clearlake L.P.’s ultimate general partner)	Partner at Clearlake Capital Group, L.P. (2006 – present)	2006

Behdad Eghbali Manager of CCG Operations LLC (Clearlake L.P.’s ultimate general partner)	Partner at Clearlake Capital Group, L.P. (2006 – present)	2006

Jose E. Feliciano Manager of CCG Operations LLC (Clearlake L.P.’s ultimate general partner)	Partner at Clearlake Capital Group, L.P. (2006 – present)	2006

C-1

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Veramark or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

AST Phoenix Advisors Partners

6201 15th Avenue

Brooklyn, NY 11219

Call toll-free (877) 478-5038